89- SUBMISSIONS FACING SHEET



03024689

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Daiwa House Industry Co Ltd

*CURRENT ADDRESS

**FORMER NAME


PROCESSED
JUL 22 2003
THOMSON
FINANCIAL

**NEW ADDRESS

DEPOSITARY BANK: Bankers Trust

FILE NO. 89- 60 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 7/21/03

Daiwa House™ group

2002 ANNUAL REPORT

DAIWA HOUSE INDUSTRY CO., LTD.

Contents

Forward-looking statements:
Statements contained in this report concerning plans, predictions, and strategies to improve future performance ("forward-looking statements") are based on information currently available to the Company's management, and inevitably involve a certain element of risk and uncertainty.

Sales statements on a segmental basis:
In this report, net sales for each segment are calculated by adding intra-segment sales and exchanges to ordinary external net sales.


y Begins

〜日本の市場はいま〜

Introduction — Housing in Japan today

During the term ended March 31, 2002, the Japanese economy remained in recession as the country saw the greatest negative growth since 1980, at 1.3%[*1], and the worst unemployment rate for several decades, at 5.2%[*2].

The housing industry, of which most Daiwa House group companies are members, saw a scaling-down of activity due to sluggish consumer spending and private capital investment, and continued declines in the number of workers in the industry and the number of companies in the industry. The housing market is greatly influenced by the employment and income environments. During the term under review, a significant proportion of financial assets were invested in the purchase of rental apartment buildings, due to the new limitations put on insurance coverage of bank time deposits, and the supply of condominiums continued to increase due to falling land prices. Despite these increases, the number of housing starts on the whole fell to 1,173,000[*3], a further decline from the previous year. Construction of individually ordered single-family houses fell sharply, to 377,000 for the term, the first time in the 36 years since fiscal 1965 that this figure had gone below 400,000 houses annually. This decline, of 13.9% compared to the previous year, dealt a grave blow to the housing industry.

Amid these conditions, the Daiwa House Group managed to secure increased revenues and earnings on a consolidated basis, registering net sales of ¥1,197.9 billion (US$9,006.9 million) and operating income of ¥46.0 billion (US$346.0 million). See the inside of our annual report for further details on performance in this and other operational segments.

*1: "Quarterly GDP Estimates," Economic and Social Research Institute, Cabinet Office, Government of Japan
*2: "2001 Labor Force Survey," Statistics Bureau & Statistics Center, Ministry of Public Management, Home Affairs, Posts and Telecommunications
*3: "Housing Starts Survey," Ministry of Land, Infrastructure, and Transport

縮小する日本の建設業界

Japanese construction industry


Nominal private housing investment
(Billions of yen)
Number of firms
(Thousand)
24,000
12,000
0
1,000
500
0
(Not released)
97
98
99
00
01

Sources: "Annual Report of National Accounts," Cabinet Office
"Construction Statistics Directory," Research Council for Construction Surveys & Statistics



Group results summary

As of March 31, 2002

Principal achievements



売上高
Sales
17.9% up

This strong sales growth cannot be attributed solely to the merger.



営業利益
Operating income
3.9% up

The group recorded the largest growth in operating income among the leading house builders.



営業キャッシュフロー
Net cash provided by operating activities
35.8% up

A significant increase among all industries' averages.

The Company maintained a healthy equity ratio of 49.1% despite a reduction in equity resulting from a revaluation of land assets.

Interest-bearing debt was reduced by 58.4% compared with the immediate post-merger figure.

The Company has high interest-paying capability and an interest coverage ratio of 34.6 times.

Positive factors in fiscal 2001

Residential Housing Trends

- ✓ The government submitted to the Diet a bill to facilitate condominium rebuilding.
- ✓ The nontaxable limit on monetary gifts to children for purchase of residences was raised.

Daiwa House

- ✓ Daiwa House merged with Daiwa Danchi in April 2001, allowing further improvement in management and investment efficiency.
- ✓ The term of office of directors was reduced to one year to clarify management responsibilities and link compensation more closely to performance.

Negative factors in fiscal 2001

Residential Housing Trends

- ✓ New housing starts declined 3.3% year-on-year.
- ✓ The Housing Loan Corporation raised its basic mortgage rate. After raising its basic mortgage rate, the government decided to privatize the Housing Loan Corporation.

Daiwa House

- ✓ Sales of single-family houses fell 12%.
- ✓ Resort hotels operations posted a consecutive operating loss, but this was an improvement of 26.8% over fiscal 2000.

Consolidated financial highlights

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Net sales	¥1,197,925	¥1,016,237	¥951,073	$9,006,955
Net income	5,217	6,256	17,450	39,225
Per share of common stock (in yen and dollars):				
Net income	9.55	12.05	33.52	0.07
Diluted net income			33.50	
Shareholders' equity	1,066.63	1,182.01	1,188.63	8.02
Cash dividends applicable to the year	10.00	17.00	17.00	0.08
Total assets	1,187,127	1,066,457	981,893	8,925,767
Shareholders' equity	582,438	613,867	617,421	4,379,233
Return on equity (%)	0.85	1.02	2.86	

Note: The U.S. dollar amounts represent translations of Japanese yen for convenience only at the approximate exchange rate on March 31, 2002 of ¥133=U.S.$1.


売上高
Net sales
(Billions of yen)
1,200
900
600
300
0
98
99
00
01
02
当期純利益
Net income
(Billions of yen)
20
15
10
5
0
98
99
00
01
02
株主資本
Shareholders' equity
(Billions of yen)
800
600
400
200
0
98
99
00
01
02
株主資本利益率
Return on equity
(%)
4
3
2
1
0
98
99
00
01
02

Investor information

As of March 31, 2002

Common stock	¥110,120 million (US$827,970 thousand)
Employees (consolidated)	18,457
Shares	
Authorized	1,900,000,000
Issued and outstanding	550,664,416
Number of shareholders	35,074

株式分布状況
Ratio of shareholding by scale

	(Thousands of shares)	(%)
1 million or more	414,724	75.31
100 thousand or more	76,019	13.80
10 thousand or more	20,709	3.76
5 thousand or more	8,294	1.51
2 thousand or more	15,799	2.87
1 thousand or more	12,226	2.22
Less than 1 thousand	2,893	0.53

Principal shareholders

	(Thousands of shares)
UFJ Bank, Limited	27,532
Sumitomo Mitsui Banking Corporation	27,532
The Fuji Bank, Limited*	25,224
Euroclear Bank S.A./N.V.	22,378
The Mitsubishi Trust and Banking Corporation (trust account)	19,961
Japan Trustee Services Bank, Limited (trust account)	17,613
Nippon Life Insurance Company	15,877
The Chuo Mitsui Trust and Banking Company, Limited	15,817
The Dai-ichi Mutual Life Insurance Company	15,807
The Chase Manhattan Bank, N.A., London	11,335

*Note:
The Fuji Bank, Limited, The Dai-Ichi Kangyo Bank, Limited, and The Industrial Bank of Japan, Limited have been consolidated and reorganized into Mizuho Bank, Ltd. and Mizuho Corporate Bank, Ltd. under Mizuho Holdings, Inc.

配当性向の推移
Dividend payout ratio
(%)



600
450
300
150
0
Daiwa House
Price average for all listed companies (Topix)
(except financial companies & insurance companies)
(Not released)
98
99
00
01
02

Source: National Conference of Stock Exchanges

外国人持ち株比率
Foreign shareholding ratio



Overseas individuals and corporations	24.74%
Domestic corporations	62.84%
Domestic individuals and others	12.42%

Average for foreign shareholding ratio among all domestic listed companies: 18.8%

Source: National Conference of Stock Exchanges



Europe
72.1%
USA
22.9%
Asia
(excluding Japan)
2.8%
Others
2.2%

日本の株価と大和ハウス工業の株価・出来高推移

Daiwa House's share prices and trading volumes on the Tokyo Stock Exchange


Daiwa House share prices (right scales)
Tokyo stock price indexes and averages (right scale)
(Points/¥)
2,000
1,500
1,000
500
0
(Thousands of shares)
80,000
60,000
40,000
20,000
0
Daiwa House trading volumes
97
98
99
00
01
02

Daiwa House Industry Co., Ltd.

Head office

3-3-5 Umeda, Kita-ku, Osaka 530-8241

Phone: +81-6-6342-1400 Fax: +81-6-6342-1419

Contact

Should you have any inquiries or need further information, please contact us at the numbers below.

Daiwa House

Financial Affairs Department

Phone: +81-6-6342-1400 Fax: +81-6-6342-1419

Daiwa House Homepage

Daiwa House offers information on its latest corporate performance, annual report etc. on our homepage.

Japanese site: http://www.daiwahouse.co.jp

English site: http://www.daiwahouse.co.jp/tops/top0_english.html

Term-end

March 31 every year

Ordinary general meeting of shareholders

Held in Osaka at the end of June, which is within 3 months of the date of settlement of accounts for each year

Transfer agent

The Chuo Mitsui Trust & Banking Co., Ltd.

3-33-1 Shiba, Minato-ku, Tokyo

Securities traded

Tokyo, Osaka, Nagoya, Sapporo, and Fukuoka Stock Exchanges

Dear shareholders



Nobuo Ishibashi
Senior Adviser



Takeo Higuchi
President

Aiming for No.1

「スピードと透明性の高い経営」へ。大和ハウス工業は大和団地との合併を機に、役員任期の短縮、管理職の半減、さらにコンプライアンスとリスク管理体制の強化など、将来の発展のための改革を強力に推し進めました。同時に、財務体質強化と資本効率の改善を目的として、分譲土地等を積極的に販売し、有利子負債八〇一億円を圧縮したほか、土地再評価法による事業用土地の再評価を実施し、五九九億円の再評価差額金を計上しました。

The Daiwa House Group is comprised of the parent company, Daiwa House Industry Co., Ltd. in addition to 40 domestic and 9 overseas subsidiaries which are primarily involved in the construction of housing, including single-family houses, rental apartment buildings, and condominiums, as well as other businesses such as commercial buildings construction, home center operations and resort operations.

In April 2001, after our merger with our equity-method affiliate Daiwa Danchi Co., Ltd., we renewed our fundamental commitment to "speed and truthfulness" in management and laid the foundations of future growth by shortening the terms of directors with performance-linked evaluations, halving the number of management positions, and strengthening our compliance and risk management systems.

With the aim of strengthening our financial position and improving our capital efficiency, we carried out active marketing of housing development lots, and were able to pay off ¥80.1 billion of our interest-bearing debts. We also used standard methods to revaluate our land for business use and posted a revaluation margin of ¥59.9 billion.

As a result of the above, the Company posted a 17.9% increase in net sales over the previous year to ¥1,197.9 billion (US$9,006.9 million) on a consolidated basis. Operating income rose 3.9% to ¥46.0 billion and net cash from operating activities showed a 35.8% increase to ¥87.0 billion (US$654.2 million). Net income, however, declined 16.6% to ¥5.2 billion (US$39.2 million). After giving consideration to the importance of providing dividends to shareholders and calculating the balance of internal reserves necessary to carry out future development and strengthen our business base, the Company declared an annual dividend of ¥10 (US$0.08) per share, a drop of ¥7 per share from the previous year.

We will continue to expand our sales and increase our profits to become an outstanding and competitive corporate group. We look forward to the continued support and assistance of all our shareholders.



Nobuo Ishibashi
Senior Adviser



Takeo Higuchi
President

Message from the president



The "NEW" Daiwa House starts

住宅フロー市場は、一九八七年度の年間百七十三万戸をピークに二〇一〇年過ぎには約八十八万戸に縮小すると予想されています。現在、当社のシェアは業界第二位(三・四%)ですが、戸建住宅建築の約四分の三を地元の中小工務店が占める現状を考えると、成長の余地は十分に残されています。一方、ストック市場ではリフォーム・増改築などの需要が年々、拡大しています。私たちは、新しい住環境総合事業グループとして両市場でのさらなる躍進をめざします。

New corporate value, New Daiwa House group

The Daiwa House group corporate vision is to add value to our high-quality, customer-focused services by improving our understanding of the present and future needs of the housing market.

To gain an understanding of our current position in the market, let us first look at the market for newly-built housing. This market peaked at 1.73 million housing units in fiscal 1987, then fell to 1.17 million*1 units in fiscal 2001, and is expected to shrink to as little as 880,000*2 units from 2010. However, approximately 75% of all single-family houses — mostly of wooden construction — are built by small and medium-sized constructors. Daiwa House sold a little over 40,000 houses, rental apartments, and condominiums in fiscal 2001. The Company is second in the prefabricated housing industry, but its share of the housing market as a whole is only 3.4%*3. These statistics highlight the attractiveness of this market and give an idea of the enormous growth potential for Daiwa House.

We aim to become number one in the industry, with a 10% market share, by enhancing our proprietary technologies, reaffirming our focus on service to the local community, and bolstering our expertise in the three areas of product development capability, marketing capability, and quality of service.

Next, let us take a look at the market for renovation and reconstruction. In 1998, there was a supply of 50.25 million housing units*4 nationwide, which is more than the total number of households, and this is another extremely appealing market for the Daiwa House group, which has already sold over 1 million housing units, including 447,000 single-family houses. Daiwa House aims to reinforce its capabilities in the area of housing aftercare.

We will work hard to make Daiwa House a corporate group that understands the significance of the changes in the markets for new housing and for renovation and reconstruction, makes the connections between customers' lifestyles and housing needs in order to offer new living environments, and excels in competitiveness and earning power.

*1: "Statistics on Housing Starts," Ministry of Land, Infrastructure, and Transport

*2: Research Institute of Construction and Economy

*3: This figure represents the number of housing units sold by Daiwa House in fiscal 2001 divided by the number of housing construction starts in fiscal 2001.

*4: "1998 Housing and Land Statistical Survey," Statistics Bureau & Statistics Center, Ministry of Public Management, Home Affairs, Posts and Telecommunications

日本の新築住宅フロー市場と大和ハウス工業の年間販売実績・ストック戸数

Net new housing starts in Japan: past & future



(Ten thousand of units)
Housing market growth period
Transitional period
New housing starts in Japan on a calendar basis
Estimates of future trends in new housing starts (Research Institute of Construction and Economy)
Aggregate housing sales by Daiwa House: 1,033,015
Rental apartment buildings
Condominiums
Single-family houses
New housing starts by Daiwa House
200
175
150
125
100
75
50
25
0
1970
1980
1990
2000
2010

Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Message from the president



Corporate management based on relationships of trust and respect with stakeholders

The majority of Japanese companies were significantly weakened by over-employment and the excessive capital investments and liabilities of the bubble period, and despite repeated economic measures, have yet to recover a sufficient degree of competitiveness. Over the past few years, companies have made efforts to restructure their assets by selling off idle assets and laying off employees. The most recent Bank of Japan *Tankan* (June 2002) states that there has been an improvement in business sentiment among the major companies, but this does not mean a return to stable growth. The construction and real estate industries have a lower equity ratio than the all-industry average, and the real estate industry in particular stands out because of its high degree of reliance on loans.*

Under these circumstances, our aim is to build a strong financial base, which is essential for further growth, and develop a sound financial strategy. By putting into place as early as possible a corporate structure that can maintain high earnings without being unduly affected by market conditions, we will be able to achieve debt-free, successful cash flow management.

Our relative balance of interest-bearing debts is an important factor in judging the soundness of our corporate management in the future of the industry. Daiwa House will repay its loans, amounting to ¥52 billion on a non-consolidated basis, during fiscal 2002. Following this, we hope to achieve debt-free operations for the group as a whole.


株主資本比率
Equity ratio
(%)
Daiwa House
All listed companies
(except financial companies & insurance companies)
80
60
40
20
0
(Not released)
98
99
00
01
02

Source: National Conference of Stock Exchanges


長短借入金の推移
Balances of interest-bearing loans
Daiwa House*
All industries*
160
120
80
40
0
(Not released)
98
99
00
01
02
03
(Target)

*All figures based on 1998 as a point of comparison, at 100.
Source: "Statistical Survey of Japanese Companies," Ministry of Finance

日本の建設・不動産業界は、他産業と比べ株主資本比率が低く、借入金依存度の高さが目立ちます。私たちは、強靱な財務基盤を構築するため、無借金、キャッシュフロー経営を重視した独自の財務戦略を展開しています。二〇〇二年度に大和ハウス単体の借入金ゼロを目標とし、また地価下落リスクの回避と資産回転率の向上をはかります。高収益体質の確立に向けコスト削減を徹底し、全ての利害関係者のご期待に応える業界のベストカンパニーをめざします。

For 11 consecutive years Japan has witnessed declines in its publicly assessed land values, which show no signs of leveling off any time soon. Because of the risks involved in falling land prices, we must take measured steps to avoid this risk and improve asset turnover ratios. By shifting to biannual turnovers for land for single-family housing and switching to small and medium-scale condominium buildings holding 200 or fewer housing units, we will be able to increase our inventory asset turnover ratio from the current 1.3 to 2.0 annually.

Establishing a high earnings structure is of as much financial importance as expanding sales. With the aim of further reducing cost, we plan to cut the number of model homes nationwide (currently 370) by about 30%. We also hope to effect a ¥3 billion reduction in expenses by fiscal 2005 by outsourcing back office operations to our subsidiary in Dalian, China. Also, by lowering the unit costs of raw materials, reducing and sharing the volume of parts and components, and shortening construction periods, we will reduce cost prices by 7 to 8 billion yen annually.

Through these financial measures, we aim to maximize shareholder value and achieve an ROE of 6-7% on a consolidated basis in fiscal 2004. Finally, we aim to become the best company in the housing industry through continual efforts to contribute to the betterment of society that meet the expectations of our shareholders, our over-1 million customer households, our 18,000 Group employees, and all our stakeholders.

* "Annual Japanese Company Report," former Industrial Policy Bureau, Ministry of International Trade and Industry (MITI), "Monthly Finance Review," Ministry of Finance

フリーキャッシュフローの推移

Free cash flows*


(Billions of yen)
60
45
30
15
0
Daiwa House
98
99
00
01
02

*Free cash flows = Cash flow from operating activities + Cash flow from investing activities

11年連続で下落を続ける日本の地価

Urban land price index


120
90
60
30
0
Nationwide total average*
Commercial land average*
6 major cities average*
80'
90'
00'

*All figures based on 1990 as a point of comparison, at 100. Yearly indexes are taken from the figures at the end of March ever year.
Source: "Urban Land Price Index," Japan Real Estate Institute




Housing
Commercial construction
Group domain
Resort hotels

Creating new living environments, linking lifestyles and housing needs

Since our founding in 1955, we have been building homes, enriching communities, and supporting customers' housing needs. As a pioneer in the prefabricated housing business, Daiwa House has always understood the needs of its customers, and in this past half-century of growth, we have worked earnestly to expand our mainstay housing sector business.

In Japan today, more weight is being put on the market for renovations, reconstructions, and housing aftercare and lifestyle support services than on the construction of new housing. From now on, housing will become important not simply as a place to live, but also as a valuable form of asset that can be handed down from one generation to the next. With the arrival of greater longevity and diversity in lifestyles, people's daily lives are changing as never before.

It is important today to take another look at the relationship between our lifestyles and our housing. We will redesign our housing business to reflect these new "lifestyle values," and by integrating lifestyles and housing, we hope to provide the Japanese housing industry with a new vision. To accomplish this, we will focus our attention on customers' needs and concentrate on the most promising of businesses in the two fields of "housing businesses," which include our mainstay housing construction as well as materials procurement, parts production, housing production, sales, and overall project execution, and "lifestyle businesses," including moving services, insurance agencies, interior design, building management, renovations, reconstruction, leasing, and real estate agencies and so on. We aim to become a comprehensive supplier of living environment services and improve the speed and efficiency of our management by integrating the businesses in our group.



近い将来、住宅やマンションは住む人の多様なニーズに合わせ、様々に価値を変え、住み継がれていく社会資産となるでしょう。私たちは、人と住まい、人と暮らしの関係を見つめ直し、"生活価値"という視点から、住まいを核とするグループ事業のリエンジニアリングを進めています。住まいと暮らしを結ぶバリューチェーンを構築し、事業の選択と集中をはかりながら、日本の住宅産業に新しい価値、新しいビジョンを提案していきます。

On the marketing side, we will maintain our policy of putting our customers first, focus on local customer needs and enhance our development, marketing and aftercare service systems in order to respond speedily to local needs. In the newly constructed housing market, we will provide individual customers with an optimal living environment by putting effort into the development of products that reflect local climate, topography and features, and by offering comprehensive marketing and services that no local homebuilder can offer.

In the home rebuilding and renovation market, we will respond to the diversifying needs of the home-buying public, resulting from changing lifestyles, by widening our lineup of renovation and home expansion services. In this way, we will play an invaluable role in enhancing the value of our customers' assets.

We will continue to promote business alliances in our six core business segments of residential construction, rental apartment operations, condominium operations, commercial construction, home center operations, and resort facility operations, and work to achieve net sales of ¥1,300 billion in fiscal 2004 and ¥2,000 billion in fiscal 2010, on a consolidated basis.

Signed

Takeo Higuchi
President



- Sale of houses and buildings
- Logistics services
- Building construction
- Materials procurement
- Construction materials production

Construction services

Aiming to become a comprehensive housing-related group centered on construction and lifestyle services

Lifestyle services



- Operating the facilities for the elderly
- Operating golf courses
- Operating resort hotels
- Travel agency services
- Car leasing services
- Buying and selling real estate
- Building management
- Sale of interior goods
- Sale of furniture
- Operating hot springs leisure facilities
- Operating home centers
- Renovation work
- Real estate leasing
- Building reconstruction work
- Maintenance work
- Moving services

Corporate management

As of June 27, 2002

Board of directors and corporate auditors


Nobuo Ishibashi*
Senior Adviser


Takeo Higuchi*
President


Sadao Yoshii*
Executive Vice President


Tamio Ishibashi*
Executive Vice President


Tetsuji Ogawa
Executive Managing Director


Yuzo Kawahara
Managing Director


Kimitaka Komatsu
Managing Director


Jiro Torio
Managing Director

Directors
Hiroshi Azuma
Takeshi Kajimoto
Munemitsu Kimura
Tsuyoshi Natsume
Tadashi Murakaku
Isao Miyashita
Shigeo Ohtsuka
Osami Nishikawa
Shuji Uemura

Corporate Auditors
Kohei Nakabo
Hiromasa Kobayashi
Toshihiko Emi
Hidetoshi Kawaguchi


Moritsugu Kawai*
Executive Vice President


Mitsuo Funatsu
Executive Managing Director


Kenji Murakami
Executive Managing Director


Takuya Ishibashi
Executive Managing Director


Masanori Nishio
Managing Director


Naotake Ohno
Managing Director


Takashi Uzui
Managing Director

*Representative Director

Daiwa House main subsidiary presidents

DAIWA RAKUDA INDUSTRY CO., LTD.
Kenji Ito

DAIWA LOGISTICS CO., LTD.
Katsuyoshi Tateno

DAIWA SERVICE CO., LTD.
Norihisa Oda

DAIWA SYSTEM CO., LTD.
Kanji Ueshima

SHINWA AGENCY CO., LTD.
Takayuki Asano

DAIWARESORT CO., LTD.
Mitsuo Funatsu

ROYAL HOME CENTER CO., LTD.
Masanori Nishio

DAIWALIVING CO., LTD.
Takeshi Murakami

DAIWA INFORMATION SERVICES CO., LTD.
Masayasu Enomoto

DAIWAROYAL CO., LTD.
Isamu Shakudo

Our business domain

Strategic area No.1 Housing page 18-21

Housing operations involve everything from the construction of single-family houses and rental apartment buildings, and the marketing of condominiums and housing developments, to reconstruction work, real estate intermediary, and rental agency services. This segment, accounting for 67.2%* of consolidated sales, is the main strength of the Daiwa House Group.

Financial highlights in 2001

		change
Net sales	¥806,003 million	23.7%
Operating income	¥42,933 million	(8.7%)



Daiwa House's share among group companies

Daiwa House	90%	¥1,031 billion
49 consolidated and affiliated companies	10%	¥117 billion

▷ Single-family houses

- Construction of prefabricated and wooden housing
- Marketing housing developments
- Marketing second homes (villas)
- Development and sale of residential lots for developments such as Neopolis
- Reconstruction

Daiwa House™
group

Strategic area No.2 Commercial construction page 22-23

Financial highlights in 2001

		change
Net sales	¥260,785 million	5.7%
Operating income	¥18,351 million	13.7%

In this segment, which accounts for 21.5%* of consolidated sales, Daiwa House leverages its proprietary technology and expertise in the use of real estate, and through the LOC (Land Owner Company) system, which ties together the needs of landowners and companies, offers everything from the construction and operation of retail stores, to the construction of commercial buildings such as plants, warehouses and offices, and public welfare facilities such as hospitals and nursing care facilities.

*Share of ordinary external net sales

▷ Rental apartment buildings

- Planning effective use of land
- Constructing steel-frame prefabricated and 2X4 rental apartment buildings
- Maintenance and management of rental apartment buildings
- Rental agency services

▷ Condominiums

- Marketing of condominiums
- Management of condominiums
- Maintaining and rebuilding condominiums



Housing
Commercial construction
Group domain
Others
Home center business
Resort hotels

The Daiwa House group aims to become a comprehensive provider of housing and housing-related lifestyle support services, offering customers the products and services they need to get the most out of their homes.

Share by segment

Housing	67.2%
Commercial construction	21.5%
Home center business	3.7%
Resort hotels	4.0%
Others	3.6%

Strategic area No.3

Home center business page 24-25

Utilizing our expertise as housing manufacturers, we have developed home centers nationwide that offer primarily DIY goods, as well as interior and outdoor goods, leisure goods, household sundries, and pet supplies. Comprising 3.7%* of consolidated sales, this segment is expected to grow in importance, so it has been set apart as an independent business segment as of this annual report.

Financial highlights in 2001		change
Net sales	¥45,463 million	8.1%
Operating income	¥301 million	—

Strategic area No.4

Resort hotels page 26-27

In this segment, which accounts for 4.0%* of consolidated sales, the Company has developed a chain of Daiwa Royal Hotels in 29 locations nationwide and operates golf courses in 10 locations.

Financial highlights in 2001		change
Net sales	¥48,499 million	21.8%
Operating loss	¥4,355 million	(26.8%)

Housing



- ▷ Single-family houses
- ▷ Rental apartment buildings
- ▷ Condominiums

No.2 supplier

for Japan's prefabricated home market*

Sales of housing units rose 24%

Aggregate housing sales surpassed 1 million *units*

The housing market remained slow as the employment and income situation became increasingly severe due to the sluggishness of Japan's economy. Although the housing operations of Daiwa House group posted a 23.7% increase in net sales, to ¥806,003 million (US$6,060 million), operating income decreased 8.7% to ¥42,933 million (US$323 million).

*Source: "Prefabricated Housing Sales Ranking for FY2001," Japan Prefab Press Co., Ltd.



Statement with C, earthquake-resistant housing

Net sales
(Billions of yen)



1,000
750
500
250
0
98
99
00
01
02

With reference to business performance figures shown on pages 19 to 21, combined figures for Daiwa House and Daiwa Danchi are indicated by *1, while figures for Daiwa House alone, on a non-consolidated basis, are indicated by *2.

Testing earthquake-resistant housing



I-wish



▷ Single-family houses

More than 400,000 aggregate sales of single-family houses#1

Our value-added housing, which focuses on the key concepts of high performance, reduction of environmental burden and healthy living, makes an important contribution to the housing industry in Japan.

Last year, our prefabricated, earthquake-resistant product, Statement with C, which is the first model of its kind in Japan, attracted the attention of interested buyers. In the prefabricated housing segment, we also launched the 2-story, free design houses I-wish and D2002 and the urban-type 3-story house Sophythree. In the wooden housing segment, we launched Uniâge, a 2-story house with a sophisticated exterior design, and Cuorest, housing which utilizes the exterior insulation method of construction. We have also become involved in urban development designed to enrich local areas by achieving harmony with the environment through such developments as the use of all-electric housing.

We aim to foster long-term relationships with our customers by maintaining and enhancing housing value as a customer asset, and introducing the 21st Century Support System* of long-term 40-year warranties for prefabricated housing.

*30-year warranties under the 21st Century Support System are applied to wooden housing.

Orders & sales#2

(Units)

Years ended March 31	2002	2001	2000	1999	1998
House orders received	13,332	12,577	14,345	14,213	15,068
Houses sold	13,725	13,705	14,234	14,362	16,744
Sales (Billions of yen)	¥348	¥343	¥350	¥330	¥383

Share of single-family house market (FY2000)

565,800 single-family house construction starts



Daiwa House#2	14,000 units / 2.5%
Top 5 companies	84,642 units / 15%
Other companies	481,158 units / 85%

Notes: 1. The numbers of houses for Daiwa House and the top 5 companies were taken from the "White Paper on the Housing Industry", by the Yano Research Institute Ltd.
2. The total number was quoted from "Statistics on New Housing Starts", by the Ministry of Land, Infrastructure and Transport.

Housing sales & construction starts



Annual housing starts (nationwide) (right scale)*
Annual housing sales by Daiwa House#1 (right scale)*
Aggregate housing sales by Daiwa House#1 (left scale)
(thousands of units)
600
450
300
150
0
120
90
60
30
0
98
99
00
01
02

*All figures based on 1998 as a point of comparison, at 100.
Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Séjour Willmore



Séjour Lupina



▷ Rental apartment buildings

5% increase in sales of rental apartment units#1

24% jump in units under management

In the rental apartment segment, our high-quality, cost-effective 2-story family housing, Séjour Willmore, became a best-seller, and annual construction surpassed estimates and achieved a 5.0% year-on-year increase in sales. We also invested our energies in new series such as the spacious maisonette-type housing, Séjour Willcourt, the urban-type 3-story apartment buildings called Urbanwel Dizzo, and Séjour Lupina, with its northern European exterior design.

The merger with Daiwa Danchi Co., Ltd. enabled us to take advantage of the creative designs available in the two-by-four maison series of condominiums with an updated image — American Avenue and Canadian Court — and cultivate a new class of customers.

Last spring, we introduced the long-term owner support system. Daiwa House maintains and manages the actual buildings, offers asset consulting services, and provide full-scale support for apartment owners, while Daiwa Living Co., Ltd. is in charge of management agency services.

Orders & sales#2

(Units)

Years ended March 31	2002	2001	2000	1999	1998
Apartment orders received	23,222	19,835	21,366	23,584	23,482
Apartments sold	22,416	20,490	22,031	22,754	26,269
Sales (Billions of yen)	¥193	¥176	¥186	¥186	¥215

Share of rental apartment market (FY2000)



429,046 rental apartment construction starts
Daiwa House#2 14,900 units / 3.5%
Top 5 companies 67,812 units / 15.8%
Other companies 361,234 units / 84.2%

Notes: 1. The numbers of houses for Daiwa House and the top 5 companies were taken from the "White Paper on the Housing Industry", by the Yano Research Institute Ltd.
2. The total number was quoted from "Statistics on New Housing Starts", by the Ministry of Land, Infrastructure and Transport.

Rental apartment sales & construction starts



Annual rental apartment starts (nationwide) (right scale)*
Annual rental apartment sales by Daiwa House#1 (right scale)*
Aggregate rental apartment sales by Daiwa House#1 (left scale)
(thousands of units)
800
600
400
200
0
100
75
50
25
0
98
99
00
01
02

*All figures based on 1998 as a point of comparison, at 100

Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Live Well Kita-Hiroshima Elfin Terminal



D' Granse Kitasenri-Aoyama-Dai



▷ Condominiums

18% climb in sales of condominium units#1

22% increase in units under management#1

In the condominium segment, we worked to consolidate our brand and performance standards with those of our merger partner, Daiwa Danchi Co., Ltd. Using the new integrated brand we established in September 2001, we aim to further enhance our customer-focused approach to business. During the term under review, we provided seminars for customers who are interested in various aspects of our products, and actively developed our original planning system (My Style Design System) in which our planners and coordinators create plans in consultation with our customers. In this way, we achieved an 18.4% year-on-year increase in sales. During 2001, we supplied 3,901 residences*, ranking us 6th among Japan's housing developers.

* Data taken from investigation by Real Estate Economic Institute Co., Ltd.

Orders & sales#2

(Units)

Years ended March 31	2002	2001	2000	1999	1998
Condominium orders received	3,864	1,409	620	560	612
Condominiums sold	4,143	1,009	429	522	955
Sales (Billions of yen)	¥84	¥18	¥7	¥10	¥22

Share of condominium market

(Jan.–Dec. 2001)

168,194 condominium units on the market



Daiwa House#1 3,901 units / 2.3%

Top 6 companies 31,014 units / 18.4%

Other companies 137,180 units / 81.6%

Source: Real Estate Economic Institute Co., Ltd.

Condominium sales & construction starts

Annual condominium starts (nationwide) (right scale)*

Annual condominium sales by Daiwa House#1 (right scale)*

Aggregate condominium sales by Daiwa House#1 (left scale)

(thousands of units)


100
75
50
25
0
200
150
100
50
0
98
99
00
01
02

*All figures based on 1998 as a point of comparison, at 100.

Source: "Statistical Survey of Construction Starts," Ministry of Land, Infrastructure and Transport

Commercial construction



Over 20 thousand

in contracts concluded under the LOC System

14% increase in operating income of commercial construction

499 orders for medical and nursing care facilities

Due to the cooling down of private capital spending, market conditions have remained difficult, but since there has been a steady demand for large-scale logistics centers, net sales increased 5.7% to ¥260,785 million (US$1,961 million), and operating income increased 13.7% to ¥18,351 million (US$138 million).



Shopping Center Ueruta Shingu

Net sales*
(Billions of yen)



400
300
200
100
0
98
99
00
01
02

*Figures for city-type hotels, which were formerly included in the commercial construction segment or resort hotels segment, are included in the "others" segment with effect from the term under review.

YKK Kurobe Ogyu Factory



Himawari Facility for the Elderly



It is becoming all the more important these days, especially with asset deflation, for our business to find more appropriate uses of land and play an intermediary role for corporate clients. Under its LOC system, the Daiwa House Group has already executed contracts on approximately 20,000 buildings. Leveraging this extensive know-how and experience, we aim to become a powerhouse of information on ways to make more efficient use of land, such as by adding storage facilities. In this way, we are planning to increase the number of orders to construct Roynet Hotels, in cooperation with our subsidiary DaiwaRoyal Co., Ltd.

Daiwa House's high-technology construction methods are being put to use in a number of ways in the construction business. Since 1989, when we began receiving orders to construct medical and nursing care facilities, based on research by the Daiwa House Silver Age Research Center, we have constructed approximately 500 such facilities, worth roughly ¥100 billion. Daiwa Calm 21, a product we launched the year before last in which we offer advice, design and constructed value-added senior citizen facilities, has proven itself superior in cost performance and brought a great deal of business success. We also offer total support for the establishment of HACCP (Hazard Analysis and Critical Control Point) — certified food processing facilities, medical facilities, and other buildings that require special technology in their construction and facilities.

Daiwa House LOC system


LAND-OWNER
COMPANY
Landowners seeking reliable tenants
Daiwa House brings together
Company seeks land and buildings for branches
Land use needs
Land use recommendations
Company needs
Information on available land
Daiwa House Coordinates
DAIWA HOUSE


Factories
Logistics centers
Showrooms
Warehouses
For Business
Company resort facilities
Office buildings
HACCP-certified plants
Commercial Construction Products
Education facilities
Leisure facilities
Medical facilities
Sports facilities
For Daily Life
Retail complexes
Roadside stores
Retail outlets
Facilities for the elderly



A prime example of coordination with a prominent tenant business.

Home center business



37 store network

of Royal Home Centers across Japan*

8% growth in sales of home center business

13% upsurge in the number of store visits rose

Using our expertise in the housing manufacturing business, we upgraded our DIY products, home interior goods, and gardening supply products, and by organizing our stores around the needs of local customers, we registered an 8.1% increase in sales, to ¥45,463 million (US$342 million), moving into the black for the fiscal year and posting an operating income of ¥301 million (US$2 million).

*As of June 2002


ロイヤルホームセンター
Royal Home Center Suita

Net sales*
(Billions of yen)


60
45
30
15
0
01
02

*Effective April 1, 2002, the Group separated the Distribution home center business segment from the "others" segment, because of its increasing importance and plans for expansion of store deployment.

Gardening display at the Royal Home Center



Renovation Consulting Desk inside the Royal Home Center



From the establishment of the Royal Home Center Nara, our first store, in 1980 until June 2002, we have developed a network of 37 stores nationwide. With a wide variety of over 50,000 products, each store has "workshops" where customers can experiment with DIY products, and we actively hold a number of seminars and events in the stores in each region. We are putting our energies into providing home renovation consulting services in each store, since the synergy from these home centers and the home renovation business is expected to bring high growth. We installed a new outdoor gardening supply display space at the Royal Home Center Sagamihara-Hashimoto, established in the previous term. Here, customers can purchase supplies and also see examples of different gardening arrangements. We are planning to open a home renovation center for the first time at the Royal Home Center Chiba-Kita, which will be opened in autumn 2002. Here, we will set up displays of goods for interior design, including kitchens and bathrooms, as well as exterior design, and have full-time staff available to answer customers' questions.

Sales floor space & store visits


(m²)
160,000
120,000
80,000
40,000
0
Sales floor space (left scale)
Store visits (right scale)
(thousands)
20,000
15,000
10,000
5,000
0
98
99
00
01
02

Home center chains: annual sales (FY2000)



	Firms	%
Over ¥100 billion	7	30.0
¥50 – ¥100 billion	8	17.2
¥30 – ¥50 billion	9	10.2
Under ¥30 billion	410	42.6
Total ¥3,360 billion	434	100.0

Royal Home Center sales (¥42 billion) and share (1.3%)

Source: "Home Center Directory 2002," Home Center Institute

Sales breakdown by product



Furnishing goods segment	37%
DIY goods segment	23%
Gardening goods segment	17%
Hobby and stationery goods segment*	15%
Others	8%

*Hobby and stationery segment includes stationery goods, pet supplies and car supplies.

Resort hotels



29 hotel chain

of Royal Hotels nationwide

Resort hotels business recorded a 22% rise in sales

The number of guests increased 21%

In the resort hotels segment, the number of guests increased 20.6%, and room occupancy rates rose 6.8%. Revenues increased 21.8% year-on-year, to ¥48,499 million (US$365 million), and we were able to achieve a rise in income of 26.8%, or ¥1,594 million. Our operating loss amounted to ¥4,355 million (US$33 million).



Okinawa Zanpamisaki Royal Hotel

Net sales*
(Billions of yen)



60
45
30
15
0
98
99
00
01
02

*Figures for city-type hotels, which were formerly included in the commercial construction segment or resort hotels segment, are included in the "others" segment with effect from the term under review.

Wind-powered generator at Noto Royal Hotel



Wedding chapel at Tonami Royal Hotel



The major thrusts of both our hotel and golf course businesses are marketing and services with features based on regional characteristics. In the resort hotels segment, we have made efforts to increase the number of wedding guests* at our hotels by building wedding chapels in 13 locations in order to offer more wedding/resort trip packages. Sources of income include not only the wedding receptions but also the wedding parties in the guests' rooms afterwards. We have been actively developing new types of services such as New Japanese-style parties, where guests can enjoy Japanese food in traditional surroundings and events including shows featuring popular characters.

In an effort to further improve our guest services, we have started offering Healing rooms, which offer plentiful amounts of the famous *Kishu binchotan*, a high-quality charcoal that is used to purify the air and water. This helps guests relax and improve their health. On March 29, 2002, we absorbed 4 subsidiary companies that operate golf courses in order to improve the efficiency of our resort hotels segment.

*In Japan, most high-class hotels have facilities for holding weddings and wedding receptions.

Number of guests at accommodation facilities


160
Hotel guests in Japan on a calendar basis *
Guests at Daiwa Royal Hotels on a fiscal basis *
120
80
(Not released)
40
0
98
99
00
01
02

*All figures based on 1998 as a point of comparison, at 100.

Source: "FY2001 White Paper on Tourism in Japan," Ministry of Land, Infrastructure and Transport

Room occupancy rates at Royal Hotels


(%)
40
30
20
10
0
98
99
00
01
02

Guests attending weddings at Daiwa Royal Hotels

(thousands)


200
150
100
50
0
98
99
00
01
02

Others



15 main business categories

This segment, which includes the manufacture of construction materials and the provision of a variety of leisure and other services, accounts for 3%*1 of annual sales.

Daiwa Logistics Co., Ltd. has heightened its management efficiency which is in charge of the distribution business, by restructuring its network of branch offices and ending unprofitable trading relationships. During 2001, the company also acquired ISO 14001 certification for its Environmental Quality Section at head office and the Nara Business Office.

DaiwaRoyal Co., Ltd. aims to augment its chain of city-center Roynet Hotels from 6*2 to 20 locations nationwide by 2006.

Daiwa System Co., Ltd. operates 11*2 popular Yamatonoyu hot springs leisure facilities nationwide, where people can enjoy not only the bathhouses but also get a massage or haircut, or dine at the restaurants on the premises.

Due to these and other business developments, net sales rose 4.0% year-on-year to ¥89,228 million (US$671 million) and operating income rose 2.1% to ¥2,520 million (US$19 million) on a consolidated basis.

*1 Share of ordinary external net sales
*2 As of July 5, 2002




Temporary staffing services
Advertising agency
Software development
Operation of city-center hotels
Moving services
Operation of hot springs leisure facilities
Travel agency
Insurance agency
Facilities for the elderly
Bookstore chain
Parking lot services
Production of construction materials
Logistics services
Operation of convention centers
Energy services company

Environmental measures

To ensure that its corporate activities place as little burden as possible on the environment, Daiwa House has written up a five-year Voluntary Environment Action Plan, which is to be used from the term ended March 31, 2001 to the term ending March 31, 2005 (term ending March 31, 2006 for the final waste material disposal reduction target only). Now, with Daiwa Danchi Co., Ltd. merger, we plan to do even more to reduce our burden on the environment by drawing up a new three-year plan based on the results of the newly organized Daiwa House's performance for the term ended March 31, 2002.



CO_2 emissions
(kg-CO_2)*1
400
300
200
100
0
99
00
01
04
Target
2001 Performance
327.48kg
2004 Target
248.26kg
24%
down



Energy used
(kl)*2
0.16
0.12
0.08
0.04
0.00
99
00
01
04
Target
2001 Performance
0.137kl
2004 Target
0.112kl
18%
down



Water used
(m^3)*3
6.0
4.5
3.0
1.5
0.0
99
00
01
04
Target
2001 Performance
4.12m^3
2004 Target
4.00m^3
3%
down



Final waste disposal rate
(%)
60
45
30
15
0
99
00
01
05
Target
2001 Performance
42.7%
2005 Target
0%
42.7
point %
down

Notes: 1. Figures for FY1999 and 2000 are for Daiwa House alone, prior to the merger with Daiwa Danchi.
2. The quantities in the graphs marked *1, *2 and *3 are numerical values per non-consolidated sales of ¥1 million.

Information on the Daiwa House group companies

Group Network

As of June 1, 2002

- Head office
- Main branch offices: 67
- Main sales offices: 13
- Factories: 13

*The above places of business are directly operated by Daiwa House.

- Royal Home Centers: 37
- Daiwa Royal Hotels: 29

*Daiwa Resort Co., Ltd. also manages the Royton Sapporo (marked with ★ on the map) and has a branch office in Seoul (marked with ◎).

- Overseas affiliates: 9

Employees (term-end)


Daiwa House
Daiwa House group
20,000
15,000
10,000
5,000
0
00
01
02

Yichun
Hailun
Cuiluan
Tongjiang
Qianjin
Vyazemskiy
G Medvezh'ya
1556
Korsakov
Yuzhno-Sakhalinsk
Zaliv Aniva
Hegang
Suileng
Nancha
Tieli
Suihua
(Sungari)
Fujin
Jiamusi
Jiang
Jixian
Shuangyashan
Bikin
Nakhtakho
Svetlaya
Dong'an
Wanda Shan
Ussuri
Pozharskoye
Amgu
Yilan
Songhua
Tonghe
Bayan
Qitaihe
Hutou
Dal'nerechensk
(Iman)
Boli
Mishan
Muling He
Lesozavodsk
La Pérouse Str.
(Sōya-kaikyō)
Rebun-tō
Rishiri-tō
O. Itur
Acheng
Yanshou
Shangzhi
Weihe
Wuchang
Jixi
Linkou
Ozero Khanka
Kamen' Rybolov
PRIMORSKIY KRAY
Ternay
Mudanjiang
Hailin
Spassk Dal'niy
Kavaleroyo
Shulan
Ning'an
Suifenhe
Ussuriysk
Asahikawa
Ishikari-wan
Shakotan-misaki
Sapporo
Kushiro
HOKKAIDŌ
Jingpo
Dongning
Chunyang
Wangqing
Trudovoye
Partizansk
(Suchan)
Valentin
Preobrazheniye
Vladivostok
Hunchun
Songhua Hu
(Sungari)
Yanji
Kraskino
Zaliv Petra Velikogo
Nakhodka
Setana
Uchiura-wan
Muroran
Okushiri-to
Hakodate
Erimo-misaki
Unggi
Najin
Tsugaru-kaikyō
Aomori
Hachinohe
Ch'ŏngjin
Kilchu
SEA OF JAPAN
Ōdate
Noshiro
Morioka
Akita
Honjō
Kitakami-g
Omono-g
Tanch'ŏn
NORTH KOREA
Hamhŭng
Hŭngnam
Chosŏn Man
Yonghŭng
Sakata
Tsuruoka
Sendai
Kinka-san
Yamagata
Sado
Niigata
Iwaki
Hitachi
SŎUL
(SEOUL)
Kangnŭng
Samch'ŏk
Ullung do
Tok-to
(Take-shima)
(Liancourt Rocks)
Noto-Hantō
Takaoka
Toyama
Kanazawa
Utsunomiya
SOUTH KOREA
Ch'ŏngju
Oki
Dōgo
Dōzen
Urawa
TŌKYŌ
Pohang
Taegu
Kōfu
Yokohama
Bōsō-hantō
Yokosuka
Fuji-san
3776
Gifu
Ch'ŏnju
Ulsan
Chinju
Masan
Pusan
Sagami-nada
Nagoya
Shizuoka
Hamamatsu
Chūgoku-sanchi
Biwa-ko
Hiroshima
Okayama
Takamatsu
Seto-naikai
Tokushima
Wakayama
Korea Strait
Tsushima
Shimonoseki
Kita-Kyūshū
Matsuyama
Kōchi
Kii-suidō
Miyake-jima
Mikura-jima
Fukuoka
Sasebo
Kurume
Tosa-wan
Muroto-zaki
Shiono-misaki
Hachijō-jima
Gotō-rettō
Ōmuta
Kuji-san
1788
Kumamoto
Nagasaki
SHIKOKU
Ashizuri-misaki
Bungo-suidō
Aoga-shima
Amakusa-Shimo
Kyūshū-sanchi
KYŪSHŪ
Miyazaki
Sumisu-jima
Kagoshima
Sendai
PACIFIC OCEAN
Ōsumi-shoto
Tanega-shima
Yaku-shima
Naha
OKINAWA

As of March 31, 2002

Daiwa House™ group

Total of 50 group companies

Housing

NIHON JYUTAKU RYUTU CO., LTD.
- ◇ Real estate agency
- ☐ 1-1-3-800 Umeda, Kita-ku, Osaka 530-0001
  Phone: +81-6-6344-6351

DAIWALIVING CO., LTD.
- ◆ Management of rental apartment and condominium buildings
- ☐ 3-13-1 Iidabashi, Chiyoda-ku, Tokyo 102-0072
  Phone: +81-3-5214-2330

SYNCHROLLER CO., LTD.
- ◆ Shaping, welding and painting of steel housing materials
- ☐ 2056 Taga, Akasakacho, Akaiwa-gun, Okayama 701-2216
  Phone: +81-869-57-9000

Resort hotels

DAIWARESORT CO., LTD.
- ◆ Management of hotels & golf clubs
- ☐ 3-3-5 Umeda, Kita-ku, Osaka 530-0001
  Phone: +81-6-6342-1731

NARA ACE CO., LTD.
- ◇ Management of golf courses
- ☐ 963 Kinoharacho, Gojo, Nara 637-0076
  Phone: +81-7472-2-8181

Home center business

ROYAL HOME CENTER CO., LTD.
- ◇ Operation of home centers
- ☐ 3-3-5 Umeda, Kita-ku, Osaka 530-0001
  Phone: +81-6-6342-1676

Commercial construction

DAIWA KOSHO LEASE CO., LTD.
- ◇ Construction of commercial buildings; leasing of temporary buildings
- ☐ 5-20 Honmachibashi, Chuo-ku, Osaka 540-0029
  Phone: +81-6-6942-8011

DAIWA INFORMATION SERVICES CO., LTD.
- ◇ Shop and office rental business
- ☐ 7-14-4 Ueno, Taito-ku, Tokyo 110-0005
  Phone: +81-3-5828-8891

DAIWAROYAL CO., LTD.
- ◆ Shop and office rental business
- ☐ 7-14-4 Ueno, Taito-ku, Tokyo 110-0005
  Phone: +81-3-3844-8357

LOC DEVELOPMENT CO., LTD.
- ◇ Planning & operation of shops
- ☐ 7-14-4 Ueno, Taito-ku, Tokyo 110-0005
  Phone: +81-3-5828-5501

Belonging to some segments and other operations

DAIWA SYSTEM CO., LTD.
- ◇ Construction and sale of condominiums
- ◆ Construction of industrial-use buildings
- ☐ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6538-1721

DAIWA SERVICE CO., LTD.
- ◇ Management of rental housing and condominium buildings
- ◆ Management of facilities; house moving service
- ☐ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6536-6270

Others

DAIWA RAKUDA INDUSTRY CO., LTD.
- ◇ Production & sale of construction materials
- ☐ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6536-6111

NIC CO., LTD.
- ◆ Production & sale of construction materials
- ☐ 393-1 Itabashimachi, Ryugasaki, Ibaraki 301-0801
  Phone: +81-297-60-1209

DAIWA LOGISTICS CO., LTD.
- ◆ Logistics services
- ☐ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-4968-6355

SHINWA AGENCY CO., LTD.
- ◆ Advertising agency
- ☐ 1-5-16 Awaza, Nishi-ku, Osaka 550-0011
  Phone: +81-6-6536-6230

Overseas affiliates

SHANGHAI INTERNATIONAL REALTY CO., LTD.

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25 other companies*

(*25 companies involved in Daiwa House Co., Ltd.)

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Contents

Financial information 2002

Note: In the financial section, the names given to our business segments are abbreviated as follows:
Housing: Residential Commercial construction: Commercial Home center business: Home Center Resort hotels: Resort

Consolidated six-year summary

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 1997 to 2002

	Millions of yen					
	2002	2001	2000	1999	1998	1997
Net sales	¥1,197,925	¥1,016,237	¥ 951,073	¥ 896,006	¥1,069,789	¥1,188,295
Cost of sales	945,474	794,170	736,310	691,318	834,407	922,387
Selling, general and administrative expenses	206,420	177,777	167,266	164,473	186,932	182,019
Operating income	46,031	44,290	47,497	40,215	48,450	83,889
Income before income taxes and minority interests	9,538	12,796	32,123	21,414	48,685	75,601
Net income	5,217	6,256	17,450	16,699	20,373	42,452
Per share of common stock (in yen):						
Net income	9.55	12.05	33.52	31.88	38.89	82.76
Diluted net income			33.50		37.91	79.89
Shareholders' equity	1,066.63	1,182.01	1,188.63	1,151.12	1,136.55	1,115.04
Property, plant and equipment, less accumulated depreciation	426,630	383,853	376,489	365,502	346,543	338,166
Total assets	1,187,127	1,066,457	981,893	950,701	1,013,072	1,145,944
Shareholders' equity	582,438	613,867	617,421	603,060	595,429	584,157
Return on equity (%)	0.85	1.02	2.86	2.79	3.45	7.72

Financial review

Operating environment and financial strategy

The deflationary trend of Japan's economy deepened during the term under review. Private capital investments failed to recover, and consumer spending was also sluggish against the backdrop of continued high unemployment rates. In the housing industry, business conditions were extremely severe, with new housing starts falling below 1.2 million units for the worst level since the bursting of Japan's economic bubble, and new single-family houses under 400,000 for the first time since fiscal 1965. Commercial building construction was also sluggish due to the shrinkage in public investment, despite signs of a bottoming out in the latter half of the term.

The Daiwa House Group intends to strengthen its financial position to deal with these extremely difficult business conditions. During the term, the Company placed great emphasis on securing a sound asset portfolio. We carried out land revaluation to more accurately evaluate land for sale, and applied fair-value accounting not only to available-for-sale securities but also to investment securities, allowing us to evaluate our assets more accurately. In addition, we reduced the interest-bearing debt generated from the merger with Daiwa Danchi by half to further improve capital efficiency. All interest-bearing debt held by the parent company will be repaid by the end of the current term ending March 2003.

Results of operations

Net sales

Net sales for the term to March 31, 2002 increased 17.9% over the previous year to ¥1,197.9 billion (US$9,006.9 million) on a consolidated basis. Amid a difficult business environment in which new housing starts failed to reach the previous year's level, the Company secured a 2.0% sales increase, taking into account the increase resulting from the merger with Daiwa Danchi. In a segmental breakdown of comparisons with the previous year, residential operations sales rose 23.7% to ¥806.0 billion (US$6,060.1 million), commercial buildings operations sales rose 5.7% to ¥260.7 billion (US$1,960.7 million), resort operations sales rose 21.8% to ¥48.4 billion (US$364.6 million), home center business sales rose 8.1% to ¥45.4 billion (US$341.8 million) and other operations sales rose 4.0% to ¥89.2 billion (US$670.8 million). Although due consideration should be given to the merger effects, every business segment achieved sales growth. The ratio of cost of sales to net sales rose 0.8 of a percentage point over the previous year to 78.9%.

Selling, general and administrative expenses rose 16.1%, or ¥28.6 billion, to ¥206.4 billion (US$1,552.0 million), but the ratio to net sales declined 0.2 of a percentage point to 17.3%.

Net sales
(Billions of yen)


1,200
900
600
300
0
98
99
00
01
02

Operating income
(Billions of yen)


60
45
30
15
0
98
99
00
01
02

Net income
(Billions of yen)


20
15
10
5
0
98
99
00
01
02

Earnings

Operating income rose 3.9% over the previous fiscal year to ¥46.0 billion (US$346.0 million), bringing the ratio of operating income to net sales down 0.6 of a percentage point to 3.8%.

In a breakdown of the ratio by major business segments, housing sector sales fell 1.9 percentage points from the previous year, to 5.3%, whereas commercial building sector sales rose 0.5 of a percentage point to 7.0%, showing that the commercial construction sector made a valuable contribution from the aspect of the ratio of operating income to net sales as well.

The home center business sector moved into the black ink for the first time, and the loss generated from the operations of the tourist industry sector was substantially reduced.

Net other expenses increased ¥5.0 billion to ¥36.4 billion (US$274.3 million), mainly owing to a substantial increase in loss on valuation of securities resulting from the application of fair value accounting, amortization of actuarial shortfall in reserve for retirement benefits, and interest expenses on bank borrowings resulting from the merger with Daiwa Danchi. The amount also included ¥5.9 billion for appraisal loss on land and buildings for sale, carried out with the intention improving the asset portfolio.

Net income for the term under review decreased 16.6% from the previous term, to ¥5.2 billion (US$39.2 million), and earnings per share stood at ¥9.55 (US$0.07).

Liquidity and capital resources

Financial position

Consolidated total assets at the end of fiscal 2001 stood at ¥1,187.1 billion (US$8,925.7 million), an increase of ¥120.6 billion over the previous year-end, due to the merger with Daiwa Danchi at the beginning of the term. Looked at from the asset side, the primary cause of this increase lies in increases in buildings and structures and land for sale resulting from the merger. Land for sale, however, showed only a modest increase due to revaluation of land for sale carried out under the Company's policy of creating a sounder asset portfolio in line with the "Law of Land Revaluation." The difference between the book value and fair value of the assets in question amounted to ¥102.8 billion (US$773.6 million), approximately 42% of which was posted under deferred tax assets. As a result, investments and other assets increased, while investment securities declined due to the application of impairment accounting.

On the liabilities side, there was a large-scale increase in short-term bank loans succeeded from Daiwa Danchi. However, the succession amount was reduced by half through vigorous repayment. The current ratio fell from 195.0% for the previous fiscal year to 157.5% in fiscal 2001, but this was still far above the minimum requirement of 100% for maintaining the soundness of the Company's liquidity.


Net income per share
(Yen)
40
30
20
10
0
98
99
00
01
02


Current ratio
(%)
400
300
200
100
0
98
99
00
01
02


Shareholders' equity/
total assets
(%)
80
60
40
20
0
98
99
00
01
02

Shareholders' equity decreased ¥31.4 billion from the previous year to ¥582.4 billion (US$4,379.2 million), due to the posting of ¥59.9 billion (US$450.4 million) in reduction on land revaluation. As a result, the equity ratio declined 8.5 percentage points to 49.1% and the fixed ratio increased from 88.8% for the previous term to 110.6%. In addition, the return on total assets employed (ROA) fell 0.1 of a percentage point from the previous year, to 0.5%, and the return on equity (ROE) also fell 0.1 of a percentage point, to 0.9%.

Cash flows

Net cash provided by operating activities rose from ¥64.0 billion in fiscal 2000 to ¥87.0 billion (US$654.2 million) in fiscal 2001. This was due mainly to a substantial decline in inventories despite a decrease in income before income taxes.

Net cash used in investing activities increased to ¥36.2 billion (US$272.3 million), from ¥25.2 billion in the previous year, mostly due to the acquisition of additional property, plant and equipment. The value of the property, plant and equipment on the balance sheets rose ¥42.7 billion to ¥426.6 billion.

Net cash used in financing activities showed a large-scale increase from ¥6.2 billion in the previous term to ¥89.5 billion (US$673.1 million). This rise was due mainly to the repayment of short-term bank loans in the amount of ¥80.0 billion succeeded from Daiwa Danchi.

The term-end balance of cash and cash equivalents fell ¥24.6 billion to ¥148.5 billion (US$1,116.6 million), due mainly to a large-scale repayment of interest-bearing debt with the aim of raising capital efficiency.

Outlook

For the current term, there is little cause for optimism regarding the Japanese economy. Although some economic indicators suggest a positive trend, employment and disposable income conditions are likely to remain severe for the foreseeable future.

Amid this environment, housing investment will continue to be sluggish, leading to more intense competition among the players in the industry.

To strengthen the Company's structure, we intend to take advantage of our new organization focused on the branch network system, under which we will improve human resources development, make efforts toward overall cost reduction, and reduce expenses. To facilitate speedy decision-making, we will expand our operating bases for all business areas in. We will also pursue management efficiency by further strengthening product development and customer service capabilities, as well as marketing capability tailored to the characteristics of each region.

We forecast net sales of ¥1,150 billion for the current term, operating income of ¥48.5 billion and net income of ¥7.3 billion on a consolidated basis, taking all factors into consideration.



Shareholders' equity per share
(Yen)
1,200
900
600
300
0
98
99
00
01
02



Return on equity
(%)
4
3
2
1
0
98
99
00
01
02



Free cash flows*
(Billions of yen)
60
45
30
15
0
98
99
00
01
02

Free cash flows*=Cash flow from operating activities+Cash flow from investing activities

Consolidated balance sheets

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002 and 2001

Assets

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Current assets:			
Cash and cash equivalents	¥ 148,520	¥ 173,201	$1,116,692
Marketable securities (Note 3)	180	38	1,353
Short-term investments (Note 2-d)	1,599	3,294	12,023
Receivables:			
Trade notes	9,071	10,042	68,203
Trade accounts	56,804	52,832	427,098
Allowance for doubtful receivables	(1,766)	(1,758)	(13,278)
Inventories (Note 4)	298,424	258,002	2,243,789
Deferred tax assets (Note 11)	10,884	11,907	81,835
Prepaid expenses and other current assets	19,099	13,605	143,601
Total current assets	542,815	521,163	4,081,316
Property, plant and equipment:			
Land (Note 5)	208,811	201,885	1,570,007
Buildings and structures	371,018	305,708	2,789,609
Accumulated depreciation	(172,816)	(143,472)	(1,299,369)
Machinery and equipment	52,531	50,788	394,970
Accumulated depreciation	(41,363)	(39,216)	(311,000)
Furniture and fixtures	37,041	34,682	278,504
Accumulated depreciation	(29,875)	(27,832)	(224,624)
Construction in progress	1,283	1,310	9,647
Net property, plant and equipment	426,630	383,853	3,207,744
Investments and other assets:			
Investment securities (Note 3)	35,402	38,620	266,181
Investments in and advances to associated companies	28,817	36,284	216,669
Long-term loans	9,445	5,824	71,015
Deferred tax assets (Note 11)	28,444	17,894	213,865
Deferred tax assets on land revaluation (Note 5)	43,135		324,323
Lease deposits and other assets	77,422	64,718	582,120
Allowance for doubtful accounts	(4,983)	(1,899)	(37,466)
Total investments and other assets	217,682	161,441	1,636,707
Total	¥1,187,127	¥1,066,457	$8,925,767

See notes to consolidated financial statements.

Liabilities and shareholders' equity

	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	2002
Current liabilities:			
Short-term bank loans (Note 6)	¥ 54,000	¥ 2,000	$ 406,015
Current portion of long-term debt (Note 6)	1,000	2,005	7,519
Payables:			
Trade notes	27,927	23,848	209,978
Trade accounts	146,846	125,955	1,104,105
Deposits received from customers	33,906	29,833	254,932
Income taxes payable	2,379	13,201	17,887
Accrued bonuses	10,099	11,151	75,932
Provision for product warranties	3,465	3,931	26,053
Accrued expenses and other current liabilities	65,104	55,356	489,504
Total current liabilities	344,726	267,280	2,591,925
Long-term liabilities:			
Long-term debt (Note 6)	2,000	1,000	15,038
Liability for employees' retirement benefits (Note 7)	51,224	33,575	385,143
Long-term deposits received from the Company's club members	67,721	72,266	509,180
Lease deposits and other long-term liabilities	115,103	55,014	865,436
Total long-term liabilities	236,048	161,855	1,774,797
Minority interests	23,915	23,455	179,812
Commitments and contingent liabilities (Notes 13, 14 and 15)			
Shareholders' equity (Notes 2-c, 5, 8 and 17):			
Common stock, authorized, 1,900,000,000 shares; issued, 550,664,416 shares in 2002 and 523,893,045 shares in 2001	110,120	108,781	827,970
Additional paid-in capital	147,755	122,041	1,110,940
Land revaluation difference	(59,910)		(450,451)
Retained earnings	387,591	387,594	2,914,218
Net unrealized gain on available-for-sale securities	1,358		10,210
Foreign currency translation adjustments	(809)	(927)	(6,083)
Treasury stock — at cost, 4,610,098 shares in 2002 and 4,552,066 shares in 2001	(3,667)	(3,622)	(27,571)
Total shareholders' equity	582,438	613,867	4,379,233
Total	¥1,187,127	¥1,066,457	$8,925,767

Consolidated statements of income

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001, and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Net sales:				
Construction	¥ 704,236	¥ 706,233	¥714,083	$5,295,007
Real estate	344,967	181,845	122,504	2,593,737
Other	148,722	128,159	114,486	1,118,211
Total net sales	1,197,925	1,016,237	951,073	9,006,955
Cost of sales:				
Construction	546,760	547,757	543,821	4,110,977
Real estate	295,503	154,361	108,200	2,221,827
Other	103,211	92,052	84,289	776,023
Total cost of sales	945,474	794,170	736,310	7,108,827
Gross profit	252,451	222,067	214,763	1,898,128
Selling, general and administrative expenses (Note 12)	206,420	177,777	167,266	1,552,030
Operating income	46,031	44,290	47,497	346,098
Other income (expenses):				
Interest and dividends	569	796	911	4,278
Interest expense	(1,348)	(299)	(434)	(10,135)
Write-down of marketable and investment securities	(16,956)	(1,385)	(44)	(127,489)
Write-down of inventories	(5,994)	(5,291)	(12,567)	(45,068)
Loss on sales and disposal of property, plant and equipment	(1,594)	(543)	(1,199)	(11,985)
Prior service benefit from changes to employees' retirement benefit plan (Note 7)	1,583			11,902
Amortization of transitional obligation for employees' retirement benefits (Notes 2-h and 7)	(9,473)	(9,198)		(71,225)
Contribution to employees' retirement benefit trust (Notes 2-h and 7)		(14,732)		
Recognized actuarial loss (Note 7)	(3,361)			(25,271)
Other — net (Note 10)	81	(842)	(2,041)	609
Other income (expenses) — net	(36,493)	(31,494)	(15,374)	(274,384)
Income before income taxes and minority interests	9,538	12,796	32,123	71,714
Income taxes (Note 11):				
Current	8,633	22,268	18,440	64,910
Deferred	(4,913)	(16,537)	(4,426)	(36,940)
Total	3,720	5,731	14,014	27,970
Minority interests in net income of subsidiaries	(601)	(809)	(659)	(4,519)
Net income	¥ 5,217	¥ 6,256	¥ 17,450	$ 39,225

	Yen			U.S. dollars
Per share of common stock (Note 2-p):				
Basic net income	¥ 9.55	¥ 12.05	¥ 33.52	$ 0.07
Diluted net income			33.50	
Cash dividends applicable to the year	10.00	17.00	17.00	0.08

See notes to consolidated financial statements.

Consolidated statements of shareholders' equity

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Thousands	Millions of yen						
	Issued number of shares of common stock	Common stock	Additional paid-in capital	Land revaluation difference	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 1999	523,893	¥108,781	¥122,041		¥372,240			¥ (2)
Adjustment of retained earnings for the adoption of deferred tax accounting method (Note 2-j)					9,253			
Net income					17,450			
Adjustment of retained earnings for removal of associated companies which were accounted for by the equity method					185			
Cash dividends, ¥17.0 per share					(8,867)			
Bonuses to directors and corporate auditors					(55)			
Net increase in treasury stock								(3,605)
Balance, March 31, 2000	523,893	108,781	122,041		390,206			(3,607)
Net income					6,256			
Cash dividends, ¥17.0 per share					(8,831)			
Bonuses to directors and corporate auditors					(37)			
Translation adjustments (Note 2-m)							¥(927)	
Net increase in treasury stock								(15)
Balance, March 31, 2001	523,893	108,781	122,041		387,594		(927)	(3,622)
Issuance for merger with Daiwa Danchi Co., Ltd. (Note 16)	26,771	1,339	25,714					
Retained earnings of Daiwa Danchi Co., Ltd. at April 1, 2001					3,663			
Net income					5,217			
Cash dividends, ¥17.0 per share					(8,829)			
Bonuses to directors and corporate auditors					(54)			
Land revaluation difference				¥(59,910)				
Net increase in unrealized gain on available-for-sale securities (Note 2-c)						¥1,358		
Foreign currency translation adjustments							118	
Net increase in treasury stock								(45)
Balance, March 31, 2002	550,664	¥110,120	¥147,755	¥(59,910)	¥387,591	¥1,358	¥(809)	¥(3,667)

	Thousands of U.S. dollars (Note 1)						
	Common stock	Additional paid-in capital	Land revaluation difference	Retained earnings	Net unrealized gain on available-for-sale securities	Foreign currency translation adjustments	Treasury stock
Balance, March 31, 2001	$817,902	$ 917,602		$2,914,241		$(6,970)	$(27,233)
Issuance for merger with Daiwa Danchi Co., Ltd. (Note 16)	10,068	193,338					
Retained earnings of Daiwa Danchi Co., Ltd. at April 1, 2001				27,541			
Net income				39,225			
Cash dividends, $0.13 per share				(66,383)			
Bonuses to directors and corporate auditors				(406)			
Land revaluation difference			$(450,451)				
Net increase in unrealized gain on available-for-sale securities (Note 2-c)					$10,210		
Foreign currency translation adjustments						887	
Net increase in treasury stock							(338)
Balance, March 31, 2002	$827,970	1,110,940	$(450,451)	$2,914,218	$10,210	$(6,083)	$(27,571)

See notes to consolidated financial statements.

Consolidated statements of cash flows

Daiwa House Industry Co., Ltd. and Subsidiaries Years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	2002
Operating activities:				
Income before income taxes and minority interests	¥ 9,538	¥ 12,796	¥ 32,123	$ 71,714
Adjustments to reconcile income before income taxes and minority interests to net cash provided by operating activities:				
Income taxes — paid	(24,236)	(22,418)	(9,933)	(182,226)
Depreciation and amortization	21,263	20,044	20,724	159,872
Write-down of membership	411	820		3,090
Write-down of marketable and investment securities	16,956	1,385	44	127,489
Loss on liquidation of associated companies			1,126	
Loss on sales and disposal of property, plant and equipment	1,594	543	1,199	11,985
Equity in earnings of associated companies	(1,052)	(933)	(752)	(7,910)
Contribution to employees' retirement benefit trust		14,732		
Provision for employees' retirement benefits, net of payments	17,053	14,319	994	128,218
Changes in certain assets and liabilities:				
Decrease (increase) in receivables	3,942	(6,626)	1,219	29,639
Decrease (increase) in inventories	48,909	(39,652)	2,515	367,737
Increase (decrease) in payables — trade	(3,797)	63,256	(7,081)	(28,549)
Increase (decrease) in deposits received from customers	(508)	3,630	(4,298)	(3,819)
Other — net	(3,052)	2,178	2,694	(22,947)
Total adjustments	77,483	51,278	8,451	582,579
Net cash provided by operating activities	87,021	64,074	40,574	654,293
Investing activities:				
Purchases of property, plant and equipment	(30,405)	(19,235)	(11,960)	(228,609)
Purchases of marketable and investment securities	(3,873)	(502)	(514)	(29,120)
Increase in investments in and advances to associated companies	(1,881)	(1,247)	(626)	(14,143)
Proceeds from sales of marketable and investment securities	422	110	4,385	3,173
Proceeds from sales of property, plant and equipment	379	138	120	2,850
Increase in lease deposits	(2,768)	(3,342)	(807)	(20,812)
Net decrease (increase) in other assets	1,897	(1,195)	62	14,263
Net cash used in investing activities	(36,229)	(25,273)	(9,340)	(272,398)
Financing activities:				
Net increase (decrease) in short-term bank loans	(80,060)	2,000	(30,000)	(601,955)
Proceeds from long-term debt		1,000		
Repayments of long-term debt	(58)	(85)	(360)	(436)
Proceeds from issurance of bonds	2,000			15,038
Repayments of convertible bonds	(2,005)			(15,075)
Net of purchases and proceeds from sales of treasury stock	(43)	(15)	(1,914)	(323)
Dividends paid	(9,101)	(9,117)	(9,169)	(68,429)
Cash paid related to merger with Daiwa Danchi Co., Ltd.	(268)			(2,015)
Net cash used in financing activities	(89,535)	(6,217)	(41,443)	(673,195)
Effect of exchange rate changes on cash and cash equivalents			(56)	
Cash and cash equivalents increased by merger	14,062			105,729
Net increase (decrease) in cash and cash equivalents	(24,681)	32,584	(10,265)	(185,571)
Cash and cash equivalents, beginning of year	173,201	140,617	130,489	1,302,263
Cash and cash equivalents of newly consolidated subsidiaries, beginning of year			20,393	
Cash and cash equivalents, end of year	¥148,520	¥173,201	¥140,617	$1,116,692
Non-cash investing and financing activities:				
Fair value of securities contibuted to employee's retiremment benefit trust (Note 2-h)		¥14,732		
Assets acquired and liabilities assumed in merger (Note 16):				
Current assets	¥143,756			$1,080,872
Long-term assets	132,201			993,992
Total	¥275,957			$2,074,864
Current liabilities	¥176,694			$1,328,526
Long-term liabilities	54,595			410,489
Total	¥231,289			$1,739,015

See notes to consolidated financial statements.

Notes to consolidated financial statements

Daiwa House Industry Co., Ltd. and Subsidiaries

1. Basis of presenting consolidated financial statements

The accompanying consolidated financial statements have been prepared from the consolidated financial statements issued for domestic reporting purposes in accordance with the provisions set forth in the Japanese Securities and Exchange Law. Daiwa House Industry Co., Ltd. (the "Company") and its domestic subsidiaries maintain their accounts and records in accordance with the provisions set forth in the Japanese Commercial Code (the "Code") and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Accounting Standards, and its foreign subsidiary in conformity with those of its country of domicile. The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

In preparing these consolidated financial statements, certain reclassifications and rearrangements have been made to the consolidated financial statements issued domestically in order to present them in a form which is more familiar to readers outside Japan.

The consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translations of Japanese yen amounts into U.S. dollar amounts are included solely for the convenience of readers outside Japan and have been made at the rate of ¥133 to $1, the approximate rate of exchange at March 31, 2002. Such translations should not be construed as representations that the Japanese yen amounts could be converted into U.S. dollars at that or any other rate.

2. Summary of significant accounting policies

a. Consolidation

The consolidated financial statements include the accounts of the Company and all subsidiaries (together the "Group") based on the control or influence concept. Under the control or influence concept, those companies over whose operations the Parent, directly or indirectly, is able to exercise control are fully consolidated, and those companies over which the Group has the ability to exercise significant influence are accounted for by the equity method.

The differences between the cost and underlying net equity of investments in subsidiaries and associated companies at acquisition, are amortized over five years.

All significant intercompany balances and transactions have been eliminated in consolidation. All material unrealized profit included in assets resulting from transactions within the Companies is eliminated.

b. Cash and cash equivalents

Cash equivalents are short-term investments that are readily convertible into cash and that are exposed to insignificant risk of changes in value. Cash equivalents include time deposits and certificate of deposits, all of which mature or become due within three months of the date of acquisition.

c. Marketable and investment securities

Prior to April 1, 2000, marketable and investment securities listed on stock exchanges were stated at cost, determined by the moving-average method. Effective April 1, 2000, the Group adopted a new accounting standard for financial instruments. Under this standard, all of the Group's securities are classified as follows: i) held-to-maturity debt securities, which management has the positive intent and ability to hold to maturity, are reported at amortized cost, and ii) available-for-sale securities, which are those securities not classified as held-to-maturity, are stated at cost, with disclosure in the notes to the financial statements of the fair value and net unrealized gains and losses, net of applicable taxes.

Effective April 1, 2001, in accordance with the new standard, available-for-sale securities were reported at fair value, with unrealized gains and losses, net of applicable taxes, reported in a separate component of shareholders' equity, in accordance with the above standard. The cost of securities sold is determined based on the moving-average method.

The adoption of the new accounting standard had no material effect on the accompanying consolidated statements of income.

Non-marketable available-for-sale securities are stated at cost, determined by the moving-average method. For other than temporary declines in fair value, investment securities are reduced to net realizable value by a charge to income.

d. Short-term investments
Short-term investments are time deposits and certificates of deposit, all of which mature or become due later than three months after the date of acquisition. Time deposits pledged as collateral as substitutes of deposits for certain construction and advertisement contracts were ¥677 million ($5,090 thousand) and ¥299 million as of March 31, 2002 and 2001.

e. Inventories
Inventories are stated at cost. Inventories of land, residential homes and condominiums, and construction projects in progress include all costs of land, land development and construction. The cost of construction materials and supplies is determined by the average method. However, appropriate write-downs are recorded for inventories with values considered to have been permanently or substantially impaired.

f. Property, plant and equipment
Property, plant and equipment are stated at cost. Depreciation is computed substantially by the declining-balance method while the straight-line method is applied to buildings acquired after April 1, 1998. The range of useful lives is principally from 15 to 39 years for buildings and structures, from 10 to 13 years for machinery and equipment and from 5 to 15 years for furniture and fixtures.

g. Leases
All leases are accounted for as operating leases. Under Japanese accounting standards for leases, finance leases that are deemed to transfer ownership of the leased property to the lessee are to be capitalized, while other finance leases are permitted to be accounted for as operating lease transactions if certain "as if capitalized" information is disclosed in the notes to the lessee's financial statements.

h. Retirement and pension plans
The Company and its domestic subsidiaries have unfunded retirement benefit plans and prior to April 1, 2000, recorded a liability at 40% of the amount which would be required if all employees voluntarily terminated their employment at the balance sheet date.

In addition, the Company and certain subsidiaries have a contributory funded pension plan. Prior to April 1, 2000, amounts contributed to the plan were charged to income when paid.

Effective April 1, 2000, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits and accounted for the liability for employees' retirement benefits based on the projected benefit obligations and plan assets at the balance sheet date.

In August 2000, the Company contributed certain available-for-sale securities with a fair value of ¥14,732 million to the employees' retirement benefit trust for the parent company's non-contributory pension plans, and recognized a non-cash loss of ¥266 million.

The transitional obligation of ¥43,221 million, determined as of April 1, 2000, was reduced by an immediate charge to income in the amount of the fair value of the above contribution. The remaining transitional obligation of ¥28,489 million (including ¥896 million assumed in a subsequent merger) is principally being amortized over three years. As a result, net periodic benefit costs for the year ended March 31, 2001, as compared with the prior method, increased by ¥28,676 million and income before income taxes and minority interest for the year ended March 31, 2001 decreased by ¥28,379 million.

i. Revenue and profit recognition

Sales and related profits are generally recorded when sales contracts are closed and customers have satisfied the down payment and other requirements stipulated by the contracts. Land and land development costs are allocated to units sold based upon relative area.

j. Income taxes

Effective April 1, 1999, the Group adopted the new accounting standard for interperiod allocation of income taxes based on the asset and liability method. The cumulative effect of the application of interperiod tax allocation in prior years in the amount of ¥9,253 million is included as an adjustment to retained earnings as of April 1, 1999. Such cumulative effect is calculated by applying the income tax rate stipulated by enacted tax laws to temporary differences as of April 1, 1999.

The provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Deferred taxes are measured by applying currently enacted tax laws to the temporary differences.

k. Appropriations of retained earnings

Appropriations of retained earnings at each year end are reflected in the financial statements of the following year after shareholders' approval has been obtained.

l. Foreign currency transactions

Prior to April 1, 2000, short-term receivables and payables denominated in foreign currencies were translated into Japanese yen at the current exchange rates at each balance sheet date, while long-term receivables and payables denominated in foreign currencies were translated at historical rates.

Effective April 1, 2000, the Group adopted a revised accounting standard for foreign currency transactions. In accordance with the revised standard, all short-term and long-term monetary receivables and payables denominated in foreign currencies are translated into Japanese yen at the current exchange rates at the balance sheet date. The foreign exchange gains and losses from translation are recognized in the income statement to the extent that they are not hedged by forward exchange contracts.

The adoption of the revised standard had no material impact on the consolidated financial statements for the year ended March 31, 2001.

m. Foreign currency financial statements

The balance sheet accounts of the consolidated foreign subsidiary and associated companies are translated into Japanese yen at the current exchange rate as of the balance sheet date except for shareholders' equity, which is translated at historical exchange rates. Revenue and expense accounts of the consolidated foreign subsidiary and associated companies are translated into yen at the current exchange rate.

Defferences arising from such translation are shown as "Foreign currency translation adjustments" in a separate component of shareholders' equity.

n. Derivative financial instruments

The Group uses a variety of derivative financial instruments, including foreign currency forward contracts and interest rate swaps as a means of hedging exposure to foreign currency and interest rate risks. The Group does not enter into derivatives for trading or speculative purposes.

Interest rate swaps are utilized to hedge interest rate exposures of bank loans. These swaps which qualify for hedge accounting are measured at market value at the balance sheet date and the unrealized gains or losses are deferred until maturity as other liability or asset.

o. Reclassifications

Certain reclassifications have been made in the 2001 and 2000 financial statements to conform to the classifications used in 2002.

p. Per share information

The computation of net income per share is based on the weighted average number of shares of common stock outstanding during each year. The average number of common shares used in the computation was 546,077 thousand, 519,391 thousand and 520,525 thousand shares for 2002, 2001 and 2000, respectively, net of the average number of shares of treasury stock.

Diluted net income per share of common stock assumes full conversion of the outstanding convertible bonds at the beginning of the year (or at the date of issuance if later) with an applicable adjustment for related interest expense, net of tax. Diluted net income per share of common stock for the years ended March 31, 2002 and 2001 are not disclosed because it is anti-dilutive.

Cash dividends per share presented in the accompanying consolidated statements of income are dividends applicable to the respective years including dividends to be paid after the end of the year.

3. Marketable and investment securities

Marketable and investment securities as of March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current:			
Government and corporate bonds	¥ 180	¥ 38	$ 1,353
Non-current:			
Marketable equity securities	35,318	36,419	265,549
Government and corporate bonds	84	2,201	632
Total	¥35,402	¥38,620	$266,181

The carrying amounts and aggregate fair values of marketable and investment securities at March 31, 2002 and 2001 were as follows:

	Millions of yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥26,268	¥5,250	¥2,656	¥28,862
Held-to-maturity	264	1		265

	Millions of yen			
	2001			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Held-to-maturity	¥239	¥5		¥244

	Thousands of U.S. dollars			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$197,504	$39,474	$19,970	$217,008
Held-to-maturity	1,985	7		1,992

Details of the fair value of available-for-sales securities, as of March 31, 2001 were as follows:

	Millions of yen
Carrying amount on available-for sale securities	¥35,482
Fair value on available-for sale securities	36,228
	746
Applicable income taxes	314
Minority interests	(73)
Net unrealized gain – net of tax	¥ 505

Available-for-sale securities and held-to maturity securities whose fair value is not readily determinable as of March 31, 2002 and 2001 were as follows:

	Carrying amount		
	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Available-for-sale:			
Equity securities	¥4,456	¥ 937	$33,504
Debt securities	2,000	2,000	15,037
Total	¥6,456	¥2,937	$48,541

The carrying values of debt securities by contractual maturities for securities classified as available-for-sale and held-to-maturity at March 31, 2002 are as follows:

	Millions of yen		Thousands of U.S. dollars	
	Available for sale	Held to maturity	Available for sale	Held to maturity
Due in one year or less		¥180		$1,353
Due after one year through five years		84		632
Due after five years through ten years	¥2,000		$15,037	
Total	¥2,000	¥264	$15,037	$1,985

4. Inventories

Inventories at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Finished residential homes and condominiums	¥ 34,176	¥ 20,488	$ 256,962
Construction projects in progress	21,428	22,397	161,113
Residential homes and condominiums in process	18,159	18,888	136,534
Land held:			
For resale	163,573	151,517	1,229,872
Under development	36,921	25,697	277,601
Undeveloped	12,561	7,242	94,444
Construction materials and supplies	11,606	11,773	87,263
Total	¥298,424	¥258,002	$2,243,789

The Group engages in two principal business activities. They manufacture and construct prefabricated houses and structures and also engage in various contracted construction projects, primarily for the construction of large-scale commercial and residential buildings. To further such business, the Group purchases land for development and resale.

5. Land revaluation

Under the "Law of Land Revaluation," promulgated on March 31, 1998 and revised on March 31, 1999 and 2001, the Company and certain subsidiaries elected a one-time revaluation of their own-use land to a value based on real estate appraisal information as of March 31, 2002. The resulting land revaluation difference represents the net unrealized depreciation of land values and is stated, net of income taxes, as a component of shareholders' equity. There is no effect on the statement of income. The details of the one-time revaluation as of March 31, 2002 were as follows:

	Millions of yen	Thousands of U.S. dollars
Land before revaluation	¥311,703	$2,343,632
Land after revaluation	208,811	1,570,007
Land revaluation difference	102,892	773,625
Deferred tax assets on land revaluation	43,135	324,323
Minority interests, net	(153)	(1,149)
Net land revaluation difference	¥ 59,910	$ 450,451

6. Short-term bank loans and long-term debt

Short-term bank loans at March 31, 2002 consisted of bank loans. The annual interest rates for the short-term bank loans ranged from 0.5% to 1.4% and from 0.6% to 1.5% at March 31, 2002 and 2001, respectively.

As is customany in Japan, the Company maintains deposit balances with banks with which it has bank loans. Such deposit balances are not legally or contractually restricted as to withdrawal. In addition, collateral must be provided if requested by the lending banks and certain banks have the right to offset cash deposited with them against any bank loan or obligation that becomes due and, in case of default and certain other spacified events, against all other debt payable to the bank concerned. The Company has never received any such request.

Long-term debt at March 31, 2002 and 2001 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Unsecured 2.0% convertible bonds		¥2,005	
Unsecured bank loans, 1.18%, due serially to 2003	¥1,000	1,000	$ 7,519
Unsecured 0.5% bonds due 2004	2,000		15,038
Total	3,000	3,005	22,557
Less current portion	1,000	2,005	7,519
Long-term debt, net of current portion	¥2,000	¥1,000	$15,038

Annual maturities of long-term debt at March 31, 2002, were as follows:

Year ending March 31:	Millions of yen	Thousands of U.S. dollars
2003	¥1,000	$ 7,519
2004	2,000	15,038
Total	¥3,000	$22,557

7. Retirement and pension plans

Under the unfunded employee's retirement benefit plan, employees terminating their employment are entitled, in most circumstances, to lump-sum severance payments determined by reference to wage rates at the time of termination, years of service and certain other factors. In addition, the Company, together with certain subsidiaries and associated companies, has adopted a trusteed pension plan covering most of their employees.

Effective April 1, 2000, the Company and domestic consolidated subsidiaries adopted a new accounting standard for employees' retirement benefits.

The liability for employees' retirement benefits at March 31, 2002 and 2001 consisted of the following:

	Millionsof yen		Thousands of U.S. dollars
	2002	2001	2002
Projected benefit obligation	¥228,306	¥210,384	$1,716,586
Fair value of plan assets	(115,811)	(125,684)	(870,759)
Unrecognized actuarial loss	(51,864)	(32,783)	(389,955)
Unrecognized transitional obligation	(9,474)	(18,395)	(71,233)
Net liability	51,157	33,522	384,639
Prepaid benefit costs	67	53	504
Liability for employees' retirement benefits	¥ 51,224	33,575	$ 385,143

The components of net periodic benefit costs are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Service cost	¥11,967	¥11,012	$ 89,977
Interest cost	7,535	6,736	56,654
Expected return on plan assets	(4,219)	(4,686)	(31,722)
Prior service benefit	(1,583)		(11,902)
Recognized actuarial loss	3,361		25,271
Amortization of transitional obligation	9,473	23,930	71,225
Net periodic benefit costs	¥26,534	¥36,992	$199,503

Prior service benefit represents the net effect of (1) a decrease in the benefit obligation of ¥5,964 million ($44,842 thousand) from raising the eligibility age for payments regarding the basic part of the welfare pension plan for employees of the Company and certain subsidiaries, which is similar to the national pension plan, in accordance with a revision in the Welfare Pension Insurance Law in March, 2000 and (2) an increase in the benefit obligation of ¥4,381 million ($32,940 thousand) from changing the Daiwa Danchi pension plan from a qualified pension plan to a welfare pension plan and unfunded retirement benefit plan. These changes were effective March 2002 and November 2001, respectively, and the full effect on the benefit obligation as of those dates was charged to imcome in the year ended March 31, 2002.

Assumptions used for the years ended March 31, 2002 and 2001 are set forth as follows:

	2002	2001
Discount rate	3.5%	3.5%
Expected rate of return on plan assets	3.5%	3.5%
Recognition period of actuarial gain (loss)	Principally 10 years	Principally 10 years
Amortization period of transitional obligation	Principally 3 years	3 years

Total charges to expense for the retirement and pension plans were ¥6,964 million for the year ended March 31, 2000.

8. Shareholders' equity

Japanese companies are subject to the Japanese Commercial Code (the"Code") to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code also provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be set aside as a legal reserve until the total additional paid-in capital and legal reserve equals 25% of stated capital. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. The Company's legal reserve amount, which is included in retained earnings, totaled ¥17,690 million ($133,008 thousand) and ¥15,410 million as of March 31, 2002 and 2001, respectively. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to a resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by a resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividend plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, avalable for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code.

9. Segment information

Information about operations in different industry segments of the Group for the years ended March 31, 2002, 2001 and 2000 is as follows:

Sales and operating income

	Millions of yen						
	2002						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥805,022	¥257,733	¥48,499	¥44,349	¥42,322		¥1,197,925
Intersegment sales	981	3,052		1,114	46,906	¥(52,053)	
Total sales	806,003	260,785	48,499	45,463	89,228	(52,053)	1,197,925
Operating expenses	763,070	242,434	52,854	45,162	86,708	(38,334)	1,151,894
Operating income (loss)	¥ 42,933	¥ 18,351	¥ (4,355)	¥ 301	¥ 2,520	¥(13,719)	¥ 46,031

	Thousands of U.S. dollars						
	2002						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	$6,052,797	$1,937,842	$364,654	$333,451	$318,211		$9,006,955
Intersegment sales	7,376	22,947		8,376	352,677	$(391,376)	
Total sales	6,060,173	1,960,789	364,654	341,827	670,888	(391,376)	9,006,955
Operating expenses	5,737,368	1,822,812	397,398	339,564	651,941	(288,226)	8,660,857
Operating income (loss)	$ 322,805	$ 137,977	$ (32,744)	$ 2,263	$ 18,947	$(103,150)	$ 346,098

	Millions of yen					
	2001					
	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥648,804	¥247,153	¥43,485	¥ 76,795		¥1,016,237
Intersegment sales	2,882	685		44,160	¥(47,727)	
Total sales	651,686	247,838	43,485	120,955	(47,727)	1,016,237
Operating expenses	604,660	231,538	50,711	119,028	(33,990)	971,947
Operating income (loss)	¥ 47,026	¥ 16,300	¥ (7,226)	¥ 1,927	¥(13,737)	¥ 44,290

	Millions of yen					
	2000					
	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥627,925	¥215,229	¥37,308	¥ 70,611		¥951,073
Intersegment sales	2,717	1,505		48,849	¥(53,071)	
Total sales	630,642	216,734	37,308	119,460	(53,071)	951,073
Operating expenses	580,343	202,799	45,847	118,189	(43,602)	903,576
Operating income (loss)	¥ 50,299	¥ 13,935	¥ (8,539)	¥ 1,271	¥ (9,469)	¥ 47,497

Total assets, depreciation and capital investments

	Millions of yen						
	2002						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	¥436,521	¥192,101	¥152,280	¥30,728	¥85,251	¥290,246	¥1,187,127
Depreciation	5,378	2,122	6,610	538	4,444	1,791	20,883
Capital investments	20,753	11,935	2,514	1,841	3,996	23,393	64,432

	Thousands of U.S. dollars						
	2002						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Total assets	$3,282,113	$1,444,368	$1,144,962	$231,038	$640,985	$2,182,301	$8,925,767
Depreciation	40,436	15,955	49,699	4,045	33,414	13,466	157,015
Capital investments	156,038	89,737	18,902	13,842	30,045	175,887	484,451

	Millions of yen					
	2001					
	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Total assets	¥357,052	¥156,937	¥161,950	¥86,241	¥304,277	¥1,066,457
Depreciation	4,527	2,131	7,332	4,097	1,644	19,731
Capital investments	16,706	3,328	2,223	6,605	1,697	30,559

	Millions of yen					
	2000					
	Residential	Commercial	Resort	Other	Eliminations/ Corporate	Consolidated
Total assets	¥327,182	¥132,795	¥169,030	¥91,278	¥261,608	¥981,893
Depreciation	4,588	2,104	8,176	3,518	1,941	20,327
Capital investments	4,603	2,664	3,636	4,704	1,316	16,923

Effective April 1, 2002, the Group separated the Distribution "Home Center" segment from the Other segment, because of its increasing importance and plans for expansion of store deployment. In addition, the Group changed the presentation of industry segments to include amounts related to the operation of city type hotels (formerly in the Commercial segment or Resort segment) in the Other segment, since the Group newly recognized the city type hotels enterprise as a separate management unit.

As a result, effective April 1, 2002, the industry segments consisted of the following:

Components of net sales in the consolidated statements of income	Industry segment				
	Residential	Commercial	Resort	Distribution "Home Center"	Other
Construction	Construction of single/ multi-family houses and condominiums	Construction of commercial buildings			
Real estate	Sales of real estate for residential use	Sales and rental of real estate for commercial use			
	Real estate commissions				
	Rental of residential complexes				
Other	Care of condominiums	Care of commercial buildings	Operation of resort type hotels and golf courses	Operation of "do-it-yourself" hardware centers	Manufacture and sales of building materials Physical distribution Operation of city type hotels

Prior to April 1, 2002, the industry segments consisted of the following:

Components of net sales in the consolidated statements of income	Industry segment			
	Residential	Commercial	Resort	Other
Construction	Construction of single/ multi-family houses and condominiums	Construction of commercial buildings		
Real estate	Sales of real estate for residential use	Sales and rental of real estate for commercial use		
	Real estate commissions			
	Rental of residential complexes			
Other	Care of condominiums	Care of commercial buildings	Operation of hotels and golf courses	Operation of "do-it-yourself" hardware centers Manufacture and sales of building materials Physical distribution

The information for 2001 which has been restated in order to conform to the 2002 presentation is stated below (data to restate the information for 2000 is not readily available):

	Millions of yen						
	2001						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Sales to customers	¥648,804	¥246,113	¥39,823	¥40,777	¥40,720		¥1,016,237
Intersegment sales	2,882	685		1,266	45,114	¥(49,947)	
Total sales	651,686	246,798	39,823	42,043	85,834	(49,947)	1,016,237
Operating expenses	604,660	230,655	45,772	43,703	83,367	(36,210)	971,947
Operating income (loss)	¥ 47,026	¥ 16,143	¥ (5,949)	¥ (1,660	¥ 2,467	¥(13,737)	¥ 44,290

	Millions of yen						
	2001						
	Residential	Commercial	Resort	Distribution "Home Center"	Other	Eliminations/ Corporate	Consolidated
Assets	¥357,052	¥156,911	¥123,792	¥32,167	¥92,258	¥304,277	¥1,066,457
Depreciation	4,527	2,124	6,128	568	4,740	1,644	19,731
Capital investments	16,706	3,315	2,215	1,495	5,131	1,697	30,559

Eliminations/Corporate include unallocated operating expenses, principally consisting of general corporate expenses incurred by the administration headquarters of the Company.

Corporate assets are principally cash and cash equivalents, marketable securities and investment securities.

10. Other income (expenses): Other — net

"Other income (expenses): Other — net" for the years ended March 31, 2002, 2001 and 2000 consisted of the following:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	2002
Exchange gains (losses)	¥ (2)	¥ 92	¥ (292)	$ (15)
Real estate acquisition tax and other taxes	(257)	(420)	(1,206)	(1,933)
Retirement benefits for directors	(643)	(566)	(2,298)	(4,835)
Loss on liquidation of associated companies			(1,126)	
Expenses for large-scale repairs to property, plant and equipment		(1,062)		
Gain (loss) on sales of marketable and investment securities	(544)	(120)	296	(4,090)
Allowance for doubtful accounts	(873)	(342)	550	(6,564)
Loss on securities contributed to employees' retirement benefit trust		(266)		
Equity in earnings of associated companies	1,052	933	752	7,910
Write-down of membership	(411)	(820)		(3,090)
Loss on sales of membership	(170)			(1,278)
Other — net	1,929	1,729	1,283	14,504
Total	¥ 81	¥ (842)	¥(2,041)	$ 609

11. Income taxes

The Company and its domestic subsidiaries are subject to Japanese national and local income taxes which, in the aggregate, resulted in a normal effective statutory tax rate of approximately 42.0% for the years ended March 31, 2002, 2001 and 2000.

The tax effects of significant temporary differences and loss carryforwards which resulted in deferred tax assets and liabilities at March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Current:			
Deferred tax assets:			
Write-down of land held for resale	¥ 6,472	¥ 6,756	$ 48,662
Accrued bonuses	2,642	2,296	19,865
Accrued enterprise tax	240	1,135	1,804
Other	1,530	1,720	11,504
Deferred tax assets	¥10,884	¥11,907	$ 81,835
Non-current:			
Deferred tax assets:			
Employees' retirement benefits	¥20,878	¥13,752	$156,978
Unrealized gains on sales of property, plant and equipment	7,225	3,382	54,323
Other	3,605	2,608	27,105
Deferred tax assets	31,708	19,742	238,406
Deferred tax liabilities:			
Retained earnings appropriated for tax allowable reserves	¥ (2,059)	¥ (1,761)	$ (15,481)
Net unrealized gain on available-for-sale securities	(1,118)		(8,406)
Other	(87)	(87)	(654)
Deferred tax liabilities	(3,264)	(1,848)	(24,541)
Net deferred tax assets	¥28,444	¥17,894	$213,865

A reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the years ended March 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Normal effective statutory tax rates	42.0%	42.0%	42.0%
Increase (decrease) in tax rates due to:			
Permanently non-deductible expenses	9.2	6.5	1.9
Non-taxable dividend income	(0.2)	(0.7)	(0.5)
Equity in earnings of associated companies	(4.6)	(3.0)	(1.0)
Write-down of investments in subsidiaries	(0.7)	(1.2)	
Per capita levy	5.4	4.2	1.6
Decrease in valuation allowance for deferred tax assets	(11.8)		
Other — net	(0.3)	(3.0)	(0.4)
Actual effective tax rates	39.0%	44.8%	43.6%

12. Research and development costs

Research and development costs charged to income were ¥5,474 million ($41,158 thousand), ¥5,535 million and ¥4,863 million for the years ended March 31, 2002, 2001 and 2000, respectively.

13. Leases

Total lease payments under finance leases that are not deemed to transfer ownership of the leased property to the lessee were ¥4,510 million ($33,910 thousand), ¥3,949 million, and ¥4,337 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Pro forma information of leased property under finance leases that do not transfer ownership of the leased property to the lessee on an "as if capitalized" basis for the years ended March 31, 2002 and 2001 were as follows:

	Millions of yen			
	2002			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥8,740	¥896	¥10,110	¥19,746
Accumulated depreciation	2,395	445	5,639	8,479
Net leased property	¥6,345	¥451	¥ 4,471	¥11,267

	Millions of yen			
	2001			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	¥5,474	¥568	¥11,637	¥17,679
Accumulated depreciation	1,982	271	6,309	8,562
Net leased property	¥3,492	¥297	¥ 5,328	¥ 9,117

	Thousands of U.S. dollars			
	2002			
	Buildings and structures	Machinery and equipment	Furniture and fixtures	Total
Acquisition cost	$65,714	$6,737	$76,015	$148,466
Accumulated depreciation	18,008	3,346	42,398	63,752
Net leased property	$47,706	$3,391	$33,617	$ 84,714

Obligations under such finance leases as of March 31, 2002 and 2001 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due within one year	¥ 4,255	¥3,538	$31,992
Due after one year	7,012	5,579	52,722
Total	¥11,267	¥9,117	$84,714

The amount of acquisition cost and obligations under finance leases includes the imputed interest expense portion.

Depreciation expenses, which are not reflected in the accompanying statements of income, computed by the straight-line method were ¥4,510 million ($33,910 thousand), ¥3,949 million and ¥4,337 million for the years ended March 31, 2002, 2001 and 2000, respectively.

Obligations and future rental income under non-cancellable operating leases as of March 31, 2002 and 2001 were as follows:

(Lessee)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due within one year	¥ 21,835	¥ 17,266	$ 164,173
Due after one year	252,757	197,552	1,900,429
Total	¥274,592	¥214,818	$2,064,602

(Lessor)

	Millions of yen		Thousands of U.S. dollars
	2002	2001	2002
Due within one year	¥ 15,099	¥ 11,296	$ 113,526
Due after one year	204,420	155,851	1,536,993
Total	¥219,519	¥167,147	$1,650,519

14. Derivatives

The Group enters into foreign exchange forward contracts and interest rate swaps to hedge foreign exchange or interest rate risks.

It is the Group's policy to use derivatives only for the purpose of reducing market risks associated with liabilities.

Interest rate swap contracts are subject to credit risks related to the possibility that a loss may result from a counterparty's failure to perform according to the terms and conditions of the contract. Because the counterparties to its derivatives are limited to major international financial institutions, the Company does not anticipate any losses arising from such credit risk.

The Company implemented a risk control system for derivatives primarily to control the purpose, limitation and selection of the counterparties. The system's primary function is to avoid excess risks associated with derivatives. Each derivative transaction, which is based on these internal policies, is reported to the Director of the Accounting Department, and the execution and control of derivatives are managed by the Finance Section of the Company.

Interest rate swap contracts that qualify for hedge accounting for the year ended March 31, 2002 are excluded from the disclosure or market information.

As of March 31, 2002, the Group had no other derivative contracts outstanding.

15. Commitments and contingencies

Contingencies

At March 31, 2002, contingent liabilities for notes endorsed with recourse and loans guaranteed in the ordinary course of business amounted to ¥1,304 million ($9,805 thousand) and ¥107,925 million ($811,466 thousand), respectively. Included in loans guaranteed were customers' housing loans from banks in the amount of ¥105,611 million ($794,068 thousand).

16. Merger with Daiwa Danchi Co., Ltd.

Effective April 1, 2001, the Company merged with Daiwa Danchi, which was an associated company. Under the terms of the merger, the Company issued 0.3 shares of its common stock for each Daiwa Danchi common share, which resulted in the issuance of 26,771,371 shares and increases in common stock of ¥1,339 million ($10,068 thousand) and additional paid-in capital of ¥25,714 million ($193,338 thousand).

17. Subsequent event

Appropriations of Retained Earnings

The following appropriations of retained earnings at March 31, 2002 were approved at the Company's shareholders' meeting held on June 27, 2002:

	Millions of yen	Thousands of U.S. dollars
Year-end cash dividends, ¥10.0 ($0.08) per share	¥5,506	$41,398

Independent Auditors' Report

Daiwa House Industry Co., Ltd. and Subsidiaries

Tohmatsu & Co.
Osaka Kokusai Building
3-13, Azuchimachi 2-chome,
Chuo-ku, Osaka 541-0032, Japan

Tel :+81-6-6261-1381
Fax :+81-6-6261-1238
www.tohmatsu.co.jp

Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of
Daiwa House Industry Co., Ltd.:

We have examined the consolidated balance sheets of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002, all expressed in Japanese yen. Our examinations were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the financial position of Daiwa House Industry Co., Ltd. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles and practices generally accepted in Japan consistently applied during the period except for the change, with which we concur, in the presentation of industry segments as discussed in Note 9.

As discussed in Note 2, effective April 1, 1999, the consolidated financial statements have been prepared in accordance with a new accounting standard for interperiod allocation of income taxes based on the asset and liability method; effective April 1, 2000, the consolidated financial statements have been prepared in accordance with new accounting standards for employees' retirement benefits and financial instruments; and, effective April 1, 2001, in accordance with the new accounting standard for financial instruments, available-for-sale securities are reported at fair value.

Our examinations also comprehended the translation of Japanese yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such U.S. dollar amounts are presented solely for the convenience of readers outside Japan.

Deloitte Touche Tohmatsu

June 27, 2002

Please refer to the Daiwa House English-language site for further detailed information.

http://www.daiwahouse.co.jp/tops/top0_english.html


click here

In addition to the present report, annual and semi-annual reports for past business terms are posted on the website.

In addition to consolidated financial statements, the site contains detailed non-consolidated financial information.

Daiwa House™
group

2002•8•10•DJ
Printed in Japan